AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1996
                                                     REGISTRATION NO. 333-13427
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                     FURNITURE BRANDS INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              43-0337683
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)
                             101 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63105
                                (314) 863-1100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                               ----------------
                          LYNN CHIPPERFIELD, ESQUIRE
                 VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY
                     FURNITURE BRANDS INTERNATIONAL, INC.
                             101 SOUTH HANLEY ROAD
                           ST. LOUIS, MISSOURI 63105
                                (314) 863-1100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S AGENT FOR SERVICE OF PROCESS)
                               ----------------
                       COPIES OF ALL COMMUNICATIONS TO:
      PETER S. SARTORIUS, ESQUIRE             JOHN T. GAFFNEY, ESQUIRE
      MORGAN, LEWIS & BOCKIUS LLP              CRAVATH, SWAINE & MOORE
         2000 ONE LOGAN SQUARE                     WORLDWIDE PLAZA
   PHILADELPHIA, PENNSYLVANIA 19103               825 EIGHTH AVENUE
            (215) 963-5000                  NEW YORK, NEW YORK 10019-7475
                                                   (212) 474-1122
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable on or after this Registration Statement is declared effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1996
PROSPECTUS

                             10,000,000 SHARES

                               Furniture Brands
                                INTERNATIONAL

                                  COMMON STOCK
                                   ----------

[LOGO APPEARS HERE]Broyhill           Lane             Thomasville

      All of the shares of Common Stock, no par value (the "Common Stock"), of Furniture Brands International, Inc. (the "Company") offered hereby are being sold by the Selling Stockholders, as defined herein. The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. Of the 10,000,000 shares of Common Stock offered hereby, a total of 8,000,000 shares are being offered hereby for sale in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined) and a total of 2,000,000 shares are being offered by the Managers (as defined) in a concurrent international offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The Common Stock is listed on the New York Stock Exchange under the symbol "FBN." On November 18, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $12 1/4 share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                              --------
 THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES
  AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNDERWRITING         PROCEEDS TO
                 PRICE TO         DISCOUNTS AND          SELLING
                  PUBLIC          COMMISSIONS(1)      STOCKHOLDERS(2)
---------------------------------------------------------------------
Per Share           $                   $                   $
---------------------------------------------------------------------
Total(3)           $                   $                   $
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 (1) For information regarding indemnification of the U.S. Underwriters and the Managers, see "Underwriting."
 (2)  Before deducting expenses estimated at $    payable by the Company.

 (3) The Selling Stockholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
      and Proceeds to the Selling Stockholders will be $  , $   and $  ,
      respectively.
                                    --------
      The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or
about November   , 1996, at the office of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.
                                  --------
SMITH BARNEY INC.
           CS FIRST BOSTON
                        DILLON, READ & CO. INC.
                                      MERRILL LYNCH & CO.
                                                     WHEAT FIRST BUTCHER SINGER

November  , 1996

                         [BROYHILL LOGO APPEARS HERE]

[ARTWORK APPEARS HERE]                [ARTWORK APPEARS HERE]

Fontana has combined the best         Broyhill products include a wide variety
elements of European antiques         of styles, one of which is the classic
and American country classics         18th century Cherry Hill collection shown
to make it the leading                with traditional-style upholstery.
collection in the American
Casual category and one of the
most popular designs in
Broyhill's history.

[ARTWORK APPEARS HERE]                    [ARTWORK APPEARS HERE]

                                          A strong consumer advertising program
                                          has established Broyhill as the best-
                                          known brand of any full-line
                                          manufacturer. Stylish advertising
                                          featuring popular Broyhill collections
                                          appears in numerous consumer magazines
                                          such as Better Homes and Gardens,
                                          House Beautiful and HOME.

                                          Broyhill Premier offers retailers
                                          versatile and stylish collections
                                          targeted to consumers who are seeking
                                          the details and refinements usually
                                          found in products from higher-end
                                          manufacturers as demonstrated by the
                                          Center Place dining room.


                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                          [LOGO OF LANE APPEARS HERE]


[ARTWORK APPEARS HERE]                      [ARTWORK APPEARS HERE]

Lane Upholstery joins Lane in the           Cedar chests were Lane's first
launch of all major collections.            product line and have been
Being able to offer both wood and           continuously promoted and nationally
upholstered product for a "complete         advertised in leading consumer
collection" is an advantage Lane has        magazines.
over many of its competitors.

[ARTWORK APPEARS HERE]                      [ARTWORK APPEARS HERE]

Venture's WeatherMaster collection          Hickory Chair offers consumers many
continues to capture an increasing          fine traditional collections,
share of the market. The compelling         including its most famous -- the
benefit to the consumer is the              historical James River collection,
patented cushions that are very             now in its 55th year. There are over
comfortable yet allow water to pass         1,750 styles in the Hickory Chair
right through for quick drying.             line for living rooms, dining rooms
                                            and bedrooms.


[ARTWORK APPEARS HERE]                      [ARTWORK APPEARS HERE]

Editors look to Lane as an industry         Many retailers consider Pearson a
leader for new and exciting                 leader in traditional designs and
merchandise to share with their             fabrics, capturing looks that are
readers. Lane's Hudson River Views          popular today. The trend now is
collection was selected for Country         toward comfortable, casual living as
Living's House of the Year in their         depicted in this national ad
February 1996 issue.                        setting.

                [LOGO OF ACTION FURNITURE BY LANE APPEARS HERE]

                            [ARTWORK APPEARS HERE]


As a leading manufacturer of motion furniture, Action Lane offers a variety of styles ranging from traditional to transitional and from country to contemporary. Options include fully reclining love seats, supportive sleep sofas, sofas with fully reclining end units, and modular units that can be designed to fit any shape.


[ARTWORK APPEARS HERE]                     [ARTWORK APPEARS HERE]

Action Lane has introduced the             Action Lane's latest addition to its
new Snuggler series, which features        recliner line is the new and
a chair and a half design scaled           innovative Premier Glider Recliner.
to fit into smaller spaces than            The glider mechanism has been
a love seat or sofa and                    reinvented to offer smoother, more
offers the added convenience               comfortable gliding action in
of a hidden twin-size bed.                 reclining chairs.

                             ---------------------

        DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, and 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information appearing elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, (i) the "Company" refers to Furniture Brands International, Inc. and its subsidiaries,
(ii) "Broyhill" refers to Broyhill Furniture Industries, Inc. and its subsidiaries, (iii) "Lane" refers to The Lane Company Incorporated and its subsidiaries, (iv) "Thomasville" refers to Thomasville Furniture Industries, Inc. and its subsidiaries and (v) "Action Industries" refers to Action Industries, Inc., a subsidiary of Lane. Unless otherwise indicated, the information in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  The Company believes that it is the largest manufacturer of residential furniture in the United states based on domestic revenues (excluding estimated revenues of competitors from fabrics and decorative accessories). The Company markets its products under three of the best known brand names in the industry--Broyhill, Lane and Thomasville. The Company is a quality and style leader across a broad spectrum of price categories from "premium" priced home furnishings to lower priced ready-to-assemble ("RTA") furniture. The Company distributes its products through a diverse network of national, regional and local retailers, including one of the largest systems of independently-owned dedicated retail outlets in the residential furniture industry. Management believes that the acquisition of Thomasville in December 1995 significantly enhances the Company's competitive strengths and positions the Company to increase its market share, sales and earnings.

  The Company is organized into three primary operating subsidiaries of similar size which target particular product and price categories as described below:

  BROYHILL. Broyhill is a leader in the "good" and "better" price categories, which are two of the largest segments of the residential furniture market. Management believes Broyhill is the largest full line manufacturer of residential furniture under one brand name, and Broyhill has been rated the number one brand in the industry in terms of brand awareness by several recent consumer surveys. The Company believes that the Broyhill Fontana collection has been the best selling furniture collection in the industry for the last three years, although there are no published industry figures available. Broyhill distributes its products through an extensive distribution network of more than 6,200 independently-owned retail locations, including approximately 330 dedicated Broyhill Showcase Galleries and approximately 425 dedicated Broyhill Furniture Centers.

  LANE. Lane manufactures specialty products for niche markets in the "better," "best" and "premium" price categories. The Company believes that Lane is the largest domestic manufacturer of cedar chests, although there are no published industry figures available. In addition, Lane, through Action Industries, its largest operating unit, is one of the leading manufacturers of motion furniture and recliners in the United States. Lane is one of the most widely recognized brands in the residential furniture industry and has established a reputation for innovative marketing and quality designs. Lane distributes its products through an extensive distribution network of more than 16,000 independently-owned retail locations, including approximately 280 dedicated furniture galleries.

  THOMASVILLE. Thomasville manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories. Thomasville has been rated the "highest quality" brand by several recent consumer surveys. Management believes that the Collector's Cherry and the Mahogany Collection have consistently been among the best selling collections in the industry. Thomasville distributes its products through approximately 635 independently-owned retail locations, including approximately 245 dedicated Thomasville Galleries and approximately 80 free-standing Thomasville Home Furnishings stores, which exclusively feature Thomasville furniture. The company also produces a separate line of lower priced RTA and promotional furniture.

  The Company believes that in addition to its substantial size relative to most of its competitors, the Company's competitive strengths include its: (i) widely recognized brand names; (ii) broad range of product offerings across all price categories; (iii) extensive distribution networks, including dedicated galleries located in independently-owned retail locations; (iv) innovative, high quality products; (v) highly efficient, low cost manufacturing capabilities; and (vi) experienced management teams. Management believes that these competitive strengths position the Company to continue to increase its market share in the highly-fragmented residential furniture manufacturing industry.

                                GROWTH STRATEGY

  The Company seeks to grow both sales and profits and increase its market share by means of the following strategies:

  ENHANCING BRAND NAME STRENGTH. Brand name recognition is a critical factor in consumer purchases of furniture. The Company believes that consumer recognition of its brand names is a key to increasing its market share. The Company has three of the six most recognized brand names in the residential furniture industry--Broyhill, Lane and Thomasville. The Company is committed to continue to strengthen its brand names through advertising in various media including network and cable television and highly read consumer magazines such as People, Reader's Digest, Sports Illustrated, Architectural Digest and Better Homes and Gardens among several others, in addition to its dealer cooperative advertising program.

  EXPANDING DEDICATED DISTRIBUTION CHANNELS. Dedicated distribution outlets, such as galleries, tend to have higher sales per square foot and faster inventory turns than non-gallery locations. The Company has generated increased sales volume by distributing its products through independently-owned dedicated retail outlets. In addition, the Company believes that it strengthens its manufacturer/retailer alliances through gallery relationships. The Company continues to expand these distribution channels by attracting additional retailers in new and existing geographic markets to participate in the Company's gallery programs. Furthermore, the Company is expanding the network of free-standing Thomasville Home Furnishings stores.

  INCREASING SALES TO NATIONAL AND LARGE REGIONAL RETAILERS. The Company is well positioned to benefit from the increasing presence of national and large regional retailers in the residential furniture industry. According to Furniture/Today, in 1995 the top 10 furniture retailers represented 16% of total sales versus 10% in 1985. The Company's overall size, breadth of product, strength of brands and national scope of distribution enable it to service national retailers, such as J.C. Penney, Sears, Levitz and Heilig-Meyers, and key regional companies, such as Breuner's, Haverty's and Roberds, more effectively than the Company's smaller competitors. The Company intends to continue to build its relationships with these key retailers.

  PENETRATING NEW MARKETS. The Company is actively pursuing sales opportunities in new markets. In the United States, management is targeting key furniture retailers in important geographic territories, particularly portions of the West Coast and New England. In addition, the Company has developed a program designed to increase sales to the contract market, which includes hotels, motels and health care facilities. The Company is also actively pursuing the international export market, particularly Canada, Europe, Japan and the Middle East, where the Company believes there are significant opportunities for growth.

  EMPHASIZING NEW AND GROWING PRODUCT AREAS. The Company emphasizes development of new high margin products in growing product areas. For example, the Company has become a leader in the fast growing motion furniture and recliner segments. The Company has also introduced a sleeper sofa incorporating a unique sleep deck designed to be more comfortable, both as a sofa and a bed, than competitive product offerings. Furthermore, the Company is currently designing innovative new products for the growing home office and home entertainment center markets.

  CAPITALIZING ON DEMOGRAPHIC TRENDS. Management believes that demographic trends will continue to drive long-term growth in the furniture industry. In particular, as "baby boomers" (people born between 1946 and 1964) mature to the 35-64 year age group over the next decade, they will be reaching their highest earnings power. It is currently estimated that the 35-64 year age group will increase by approximately 11 million persons by the year 2000. According to Furniture/Today, such age group includes the largest consumers of residential furniture. Furthermore, statistics show that the average size of new homes has increased in recent years, which generally results in increased purchases of furniture per home. The Company believes that it is well positioned to capitalize on these demographic trends as a result of its broad range of product offerings and widely-recognized brand names.

  MAXIMIZING OPERATING MARGINS. The Company's Gross Profit Management Program consists of twelve specific "building blocks" that management uses in its strategic and operational planning to maximize gross profit margins and, thereby, provide the Company with additional funds for purposes such as increased advertising and product development. These "building blocks" include continuous product profitability review, new product introductions, pricing strategies and management incentive programs. Management believes that this program has contributed to the Company achieving among the highest EBITDA (as hereinafter defined) margins of publicly-owned U.S. residential furniture manufacturing companies in recent years. Management believes opportunities exist to increase the EBITDA margins of its operating companies through continued implementation of the Gross Profit Management Program. The Company has recently initiated this program at Thomasville, from which it expects to benefit beginning in 1997.

  EXPANDING OPERATING COMPANY COORDINATION. The Company has historically managed its operating units on a stand-alone basis. Increasingly since the acquisition of Thomasville, the Company has concentrated on enhancing the coordination among its operating companies. As a result of this enhanced coordination, the Company has begun to achieve operating efficiencies and believes it has the opportunity to further improve operating efficiencies and results. These opportunities include (i) cost savings generated through volume purchasing; (ii) reductions in future capital expenditures through better utilization of existing capacity; (iii) complementary sales and marketing activities; (iv) joint international sourcing; and (v) shared operating experience and expertise.

                              RECENT DEVELOPMENTS

  SUCCESSION. On October 1, 1996, Wilbert G. (Mickey) Holliman became President and Chief Executive Officer of the Company. Mr. Holliman was previously President and Chief Executive Officer of Action Industries, a subsidiary of the Company, which he founded over 25 years ago. Since the founding of Action Industries, Mr. Holliman built this start-up company into an industry leader, with compound sales and earnings growth of approximately 20% a year and total sales that approach $400 million annually. In addition, Action Industries has consistently been one of the most profitable operating units of the Company. Under Mr. Holliman's leadership, Action Industries entered the motion furniture business five years ago and has become one of the leading manufacturers of motion furniture in the United States through innovative marketing and new product introductions. The Company believes that Mr. Holliman's leadership and industry experience will enable it to continue to execute successfully its established growth strategies.

  RECENT FINANCIAL RESULTS. Fully diluted net earnings per share before an extraordinary item were $0.22 and $0.59 for the three and nine months ended September 30, 1996, representing increases of 83.3% and 55.3%, respectively, over the comparable periods in 1995. Net sales increased 6.7% to $417.9 million for the three months ended September 30, 1996 and 4.9% to $1,262.6 million for the nine months ended September 30, 1996 over the comparable periods in 1995 on a pro forma basis assuming that Thomasville had been acquired at the beginning of 1995. In the three and nine months ended September 30, 1996, EBITDA increased 26.7% and 14.9%, respectively, to $47.0 million and $135.3 million, respectively, over the comparable periods in 1995 on a pro forma basis assuming that Thomasville had been acquired at the beginning of 1995. As a percentage of net sales, for the three and nine months ended September 30, EBITDA increased to 11.2% and 10.7%, respectively, in 1996, as compared to 9.5% and 9.8%, respectively, in 1995 on a pro forma basis assuming that Thomasville had been acquired at the beginning of 1995. The Company's order backlog at September 30, 1996 was $213.5 million, which represents a 9.4% increase over the previous year, pro forma for the acquisition of Thomasville.

  CREDIT AGREEMENT AND ACCOUNTS RECEIVABLE SECURITIZATION REFINANCING. On September 6, 1996, the Company completed a refinancing (the "1996 Refinancing") involving execution of a new secured credit agreement ("Secured Credit Agreement") and modifications to its accounts receivable securitization facility ("Receivables Securitization Facility"). The 1996 Refinancing will result in a substantial reduction in interest expense, which, at current debt levels, will favorably affect annual results by approximately $3.7 million, or $0.05-$0.06 per share.

  WARRANT REDEMPTION AND REPURCHASES. On July 30, 1996 the Company announced that its Board of Directors authorized the repurchase of the Company's outstanding Common Stock and Series 1 Warrants in a total amount up to $30 million over the next 12 months (the "1996 Warrant Repurchase") , subject to restrictions in the Company's secured credit agreement. As of September 30, 1996, the Company had repurchased a total of 3,212,392 Series 1 Warrants for an aggregate purchase price of approximately $18.7 million, and there were 2,043,131 Series 1 Warrants remaining outstanding. Additionally, in June, following a call by the Company of its Series 2 Warrants, substantially all of the outstanding Series 2 Warrants were either exercised or repurchased in negotiated transactions. The Company estimates that the foregoing repurchases will favorably affect annual results by approximately $0.02 per share.

                                 THE OFFERINGS

Common Stock offered in
 the Offerings:
  U.S. Offering......... 8,000,000 shares(1)
  International
   Offering............. 2,000,000 shares
    Total............... 10,000,000 shares(1)
Common Stock
 outstanding............ 61,426,281 shares(2)
Use of proceeds......... All of the proceeds from the sale of the shares will be received by the Selling Stockholders
New York Stock Exchange
 symbol................. FBN

--------

(1) Excludes 1,500,000 shares that may be offered under an over-allotment option granted by the Selling Stockholders. See "Underwriting."

(2) Excludes, as of September 30, 1996, 5,918,007 shares of Common Stock issuable pursuant to warrants or stock options, consisting of 2,043,131 shares issuable pursuant to warrants exercisable at $7.13 per share and 3,874,876 shares issuable pursuant to management stock options, 1,330,850 of which are currently exercisable.

  Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Growth Strategy" and "Recent Developments" in this Prospectus Summary, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-Growth Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The Risk Factors beginning on page 10 constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect any future events or occurrences.

                                ----------------

  The Company was incorporated in Delaware in 1921. Its principal executive offices are located at 101 South Hanley Road, St. Louis, Missouri 63105-3493, and its telephone number at such location is (314) 863-1100.

 SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                      DATA

  The following summary consolidated historical and pro forma condensed consolidated financial data of the Company are derived from and should be read in connection with the historical consolidated financial statements of the Company (the "Consolidated Financial Statements") and Thomasville and the pro forma condensed consolidated financial information and the notes thereto of the Company, in each case included elsewhere or incorporated by reference in this Prospectus. The pro forma condensed consolidated financial and other data is presented for comparative purposes only and is not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been had the transactions assumed therein been consummated at the beginning of the period for which the statement is presented. In addition, the pro forma condensed consolidated statement of operations does not give effect to profit improvement opportunities, if any, which may be realized by the Company as a result of the acquisition of Thomasville.

                                                                            NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                          ----------------------------------------------   --------------------
                                                                1995
                            1993       1994        1995     PRO FORMA(1)     1995       1996
                          --------  ----------  ----------  ------------   --------  ----------
                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $980,532  $1,072,696  $1,073,889   $1,624,116    $794,866  $1,262,610
 Costs and expenses:
 Cost of operations.....   685,749     752,528     760,393    1,190,142     562,479     913,207
 Selling, general and
  administrative
  expenses..............   186,205     199,333     198,321      271,423     149,101     214,038
 Depreciation and
  amortization(2).......    34,455      35,776      36,104       52,053      28,387      41,411
                          --------  ----------  ----------   ----------    --------  ----------
 Earnings from
  operations............    74,123      85,059      79,071      110,498      54,899      93,954
 Interest expense.......    38,621      37,886      33,845       52,010      25,409      35,672
 Other income, net:
 Gain on insurance
  settlement(3).........       --          --        7,882        7,882         --          --
 Other..................     1,764       1,668       3,930        4,103       3,352       1,978
                          --------  ----------  ----------   ----------    --------  ----------
 Earnings before income
  tax expense,
  discontinued
  operations and
  extraordinary item....    37,266      48,841      57,038       70,473      32,842      60,260
 Income tax expense.....    15,924      20,908      22,815       28,308      13,416      23,467
                          --------  ----------  ----------   ----------    --------  ----------
 Net earnings from
  continuing
  operations(4).........  $ 21,342  $   27,933  $   34,223   $   42,165(5) $ 19,426  $   36,793
                          ========  ==========  ==========   ==========    ========  ==========
 Per share of common
  stock--fully diluted:
 Net earnings from
  continuing
  operations(4).........  $   0.41  $     0.54  $     0.65   $     0.68(5) $   0.38  $     0.59(6)
                          ========  ==========  ==========   ==========    ========  ==========
 Weighted average common
  shares outstanding
  (fully diluted) (in
  thousands)............    51,397      51,506      52,317       62,317      51,404      62,765
OTHER DATA:
 Earnings from
  operations............  $ 74,123  $   85,059  $   79,071   $  110,498    $ 54,899  $   93,954
 Depreciation and
  amortization:
 1992 Asset Revaluation
  (fresh-start).........    16,463      16,900      15,922       15,922      11,836      12,277
 Excess of cost over net
  assets acquired.......       --          --          --         2,644         --        1,706
 Depreciation and
  amortization (other
  than fresh-start and
  excess of cost over
  net assets acquired)..    17,992      18,876      20,182       33,487      16,551      27,428
                          --------  ----------  ----------   ----------    --------  ----------
 EBITDA (earnings from
  operations before
  depreciation and
  amortization)(7)......  $108,578  $  120,835  $  115,175   $  162,551    $ 83,286  $  135,365
                          ========  ==========  ==========   ==========    ========  ==========
 Net cash provided by
  continuing operating
  activities............  $ 43,026  $   22,016  $   91,990                 $ 67,859  $   95,173
                          ========  ==========  ==========                 ========  ==========
 Net cash used by
  investing activities..  $(29,839) $  (15,487) $ (370,535)                $(12,164) $  (21,790)
                          ========  ==========  ==========                 ========  ==========
 Net cash provided
  (used) by financing
  activities............  $(20,898) $    7,502  $  272,812                 $(26,465) $  (78,339)
                          ========  ==========  ==========                 ========  ==========

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
BALANCE SHEET DATA:
 Cash and cash equivalents...........................  $   26,412   $   21,456
 Working capital.....................................     455,036      459,312
 Total assets........................................   1,291,739    1,268,565
 Long-term debt, including current maturities........     723,679      579,400
 Total shareholders' equity..........................     301,156      402,941

--------
(1) Pro forma to reflect the acquisition of Thomasville and the consummation of the Company's public offering of 10,000,000 shares of common stock completed on March 1, 1996 (the "1996 Company Equity Sale") and the application of the net proceeds therefrom, as if such transactions occurred on January 1, 1995.

(2) Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. Fair value adjustments included the write up of property, plant and equipment, trademarks and reorganization value in excess of identifiable assets. Due to the significance of these items, management believes that it is useful to isolate their impact on the statement of operations as shown below. This information does not represent and should not be considered an alternative to net earnings, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance. See "Intangible Assets" in Note 3 to the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                         NINE MONTHS
                                  YEAR ENDED DECEMBER 31,            ENDED SEPTEMBER 30,
                            ---------------------------------------  --------------------
                                                            1995
                              1993      1994      1995    PRO FORMA    1995       1996
                            --------  --------  --------  ---------  ---------  ---------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
   Depreciation and
    amortization--
    fresh-start............ $(16,463) $(16,900) $(15,922) $(15,922)  $ (11,836) $ (12,277)
   After-tax impact on net
    earnings...............  (12,799)  (13,051)  (12,470)  (12,470)     (9,247)    (9,515)
   Impact on earnings per
    share-fully diluted....    (0.25)    (0.25)    (0.24)    (0.20)      (0.18)     (0.15)

(3) Gain on insurance settlement related to the November 1994 fire at the Company's particleboard plant.

(4) On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which in aggregate represented the Company's "Footwear Segment") to the Company's shareholders. The financial results of the Footwear Segment are reported as discontinued operations, and as such the Company's historical results of operations were restated.

(5) On a pro forma basis for the year ended December 31, 1995, net earnings from continuing operations before the gain on the insurance settlement referred to in Note 3 above, net of income tax expense, would have been $37,404, or $0.60 per share.

(6) Had the 1996 Refinancing, the 1996 Company Equity Sale and the 1996 Warrant Repurchase been accomplished at the beginning of 1996, earnings as shown for the nine months ended September 30, 1996 would have been $0.63 per share.

(7) EBITDA is defined as earning from operations before depreciation and amortization and therefore does not include other income, net. EBITDA is not intended to represent cash flows from operating activities as measured in accordance with generally accepted accounting principles. Nor has it been presented as an alternative to net income from operations or cash flows from operating activities computed in accordance with generally accepted accounting principles as an indicator of operating performance. EBITDA is presented solely as supplemental disclosure because the Company believes that it is a good measure of the Company's ability to generate cash to enable it to make capital expenditures and meet its other obligations. The Company believes that EBITDA may be a better indicator for this purpose than earnings from operations because of the significant fresh-start depreciation and amortization charges described in Note 2 above. Because all companies and analysts do not calculate EBITDA in an identical manner, however, EBITDA as presented above may not necessarily be comparable to similarly-titled measures of other companies.

                                 RISK FACTORS

  Prospective purchasers should carefully consider the following factors, together with other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the shares of Common Stock.

ECONOMIC CONDITIONS

  The furniture industry historically has been cyclical, fluctuating with general economic cycles. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. The Company believes that the industry is significantly influenced by economic conditions generally and particularly by consumer behavior and confidence, the level of personal discretionary spending, housing activity, interest rates, credit availability, demographics and overall consumer confidence. These factors not only affect the ultimate consumer, but also impact retailers, the Company's primary direct customers. There can be no assurance that a prolonged economic downturn would not have a material adverse effect on the Company. See "Business."

COMPETITION

  The residential furniture manufacturing business is highly competitive and fragmented. Because of the Company's broad product lines, its products compete with products made by a number of major furniture manufacturers. The elements of competition include pricing, styling, quality and marketing. See "Business--Competition."

LEVERAGE

  The Company has a capital structure that contains leverage. The Company's Secured Credit Agreement consists of a reducing revolving credit facility totaling $475 million. In addition, the Company has the Receivables Securitization Facility of $225 million. As of September 30, 1996, the Company's debt totaled approximately $579 million, and the Company's debt to equity ratio on that date was 1.44:1. This substantial indebtedness could reduce the Company's ability to respond to changing business and economic conditions by impairing access to additional financing and requiring a significant portion of the Company's cash flow from operations to be used to service debt. The ability of the Company to further reduce its debt and increase its equity will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company that affect its business and operations. In February 1996, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three-year interest rate swap agreements having a total notional amount of $300 million.

RESTRICTIVE COVENANTS IN CERTAIN DEBT INSTRUMENTS

  The Secured Credit Agreement to which the Company is a party contains a number of covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make capital expenditures, pay dividends, repurchase capital stock, create liens, dispose of certain assets, enter into sale and leaseback transactions, or engage in mergers. In addition, under the Secured Credit Agreement, the Company is required to maintain certain interest coverage and other financial ratios. Unfavorable operating results could affect the Company's ability to pay debt service on its outstanding indebtedness or to meet its debt covenants. The indebtedness under the Secured Credit Agreement is secured by most of the assets of the Company. Among other consequences, the terms of the Secured Credit Agreement could increase the Company's vulnerability to adverse general economic conditions and could impair the Company's ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise.

GOVERNMENTAL REGULATIONS

  The Company's operations must meet federal, state, and local regulatory standards in the areas of safety, health, and environmental pollution controls. Historically, these standards have not had any material adverse effect on the Company's sales or operations. If the Company fails to comply with such regulations, the Company could be subject to liability ranging from monetary damages to injunctive action, which could adversely affect the Company. Future changes to such regulations could also have a material adverse effect on the Company. See "Business--Environmental Matters."

CONTROLLING STOCKHOLDERS

  Apollo Investment Fund, L.P. ("Apollo") and Lion Advisors, L.P., on behalf of an investment account under management ("Lion"), which are the Selling Stockholders, together beneficially own approximately 55.1% of the outstanding Common Stock of the Company, and will still beneficially own approximately 38.9% of the outstanding Common Stock of the Company after the Offerings. Apollo and Lion are affiliated companies. By reason of their ownership of shares of Common Stock, Apollo and Lion currently have, and will continue to have after the Offerings, the power effectively to control or influence control of the Company, including in elections of the Board of Directors and other matters submitted to a vote of the Company's stockholders, including extraordinary corporate transactions. Apollo and Lion may exercise such control from time to time. A majority of the Board of Directors consists of individuals associated with affiliates of Apollo and Lion. See "Management" and "Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  The Company, certain of its officers and directors and the Selling Stockholders have agreed not to sell any shares of Common Stock other than the shares offered hereby, for a period of 120 days following the consummation of the Offerings without the prior written consent of Smith Barney Inc., as representative of the Underwriters. After expiration of the lock-up period, the Company, such officers and directors and the Selling Stockholders may sell shares of Common Stock without regard to any such limitations. The sale of a substantial number of shares by such persons could adversely affect the market price of the Common Stock.

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any cash dividends in the foreseeable future, and the Secured Credit Agreement to which the Company is a party restricts the payment of dividends. See "Price Range of Common Stock and Dividend Policy."

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation contains certain provisions, including authorization to issue "blank check" preferred stock ("Preferred Stock"), prohibition of stockholder action by written consent and the requirement of 75% ("supermajority") stockholder vote to alter, amend, repeal or adopt certain provisions of the Restated Certificate of Incorporation. In addition, the Company's Restated Certificate of Incorporation contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors (as defined in the Restated Certificate of Incorporation of the Company). Such provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  All of the shares of Common Stock being offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is listed and traded on the New York Stock Exchange under the symbol "FBN." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock, as reported on the New York Stock Exchange Composite Tape.

                                                                   HIGH   LOW
                                                                  ------ ------
1994:
  Fourth Quarter (November 21 through December 31)............... $8 3/8 $6 1/8
1995:
  First Quarter..................................................  7 1/4  5 3/4
  Second Quarter.................................................  6 7/8  5 5/8
  Third Quarter..................................................  8 1/8  5 1/2
  Fourth Quarter.................................................  9 1/4  7
1996:
  First Quarter.................................................. 10 1/4  8 1/4
  Second Quarter................................................. 12 1/8  9
  Third Quarter.................................................. 14 5/8  9 3/4
  Fourth Quarter (through November 18, 1996)..................... 15     12

  The price range of the Common Stock prior to November 21, 1994 has not been included because on November 17, 1994 the Company distributed to its stockholders all the stock of its former footwear subsidiaries, Converse Inc. and The Florsheim Shoe Company. November 21, 1994 was the first day of trading reflecting such distribution and prices prior to November 21, 1994 are not comparable.

  On November 18, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $12 1/4 per share. As of September 30, 1996 there were approximately 3,000 holders of record of the Company's Common Stock.

  The Company does not anticipate paying any cash dividends in the foreseeable future, and the Secured Credit Agreement to which the Company is a party restricts the payment of dividends. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as upon other factors that the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1996. The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                                           SEPTEMBER 30, 1996
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
Cash and cash equivalents...............................       $  21,456
                                                               =========
Secured credit agreement................................       $ 365,000
Receivables securitization facility.....................         200,000
Other...................................................          14,400
                                                               ---------
    Long-term debt, including current maturities........         579,400
                                                               ---------
Shareholders' equity:
  Preferred stock, 10,000,000 shares authorized, no par
   value, none issued and outstanding...................             --
  Common stock, 100,000,000 shares authorized, $1.00
   stated value (no par value), 61,426,281 shares issued
   and outstanding......................................          61,426
  Paid-in capital.......................................         279,273
  Retained earnings.....................................          62,242
                                                               ---------
    Total shareholders' equity..........................         402,941
                                                               ---------
Total capitalization....................................       $ 982,341
                                                               =========

     SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected consolidated historical financial data of the Company should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere and incorporated by reference in this Prospectus. The selected consolidated historical financial data as of December 31, 1994 and 1995, and for the years ended December 31, 1993, 1994 and 1995 are derived from the Consolidated Financial Statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in the report included elsewhere and incorporated by reference in this Prospectus. The selected pro forma condensed consolidated financial data as of December 31, 1995 and for the year then ended are derived from the pro forma condensed consolidated financial information of the Company which have been examined by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in the report included elsewhere in this Prospectus.

  The selected consolidated financial data for the nine months ended September 30, 1995 and September 30, 1996 are unaudited but include all adjustments (consisting of normal recurring adjustments) which the management of the Company considers necessary for a fair presentation of the results of the periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

  In 1992, the Company was required to adopt "fresh-start" reporting principles in accordance with AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," which resulted in the revaluation of all assets and liabilities to reflect the Company's estimated reorganization value.

                                                                               NINE MONTHS
                                    YEAR ENDED DECEMBER 31,                ENDED SEPTEMBER 30,
                          ----------------------------------------------   --------------------
                                                                1995
                            1993       1994        1995     PRO FORMA(1)     1995       1996
                          --------  ----------  ----------  ------------   --------  ----------
                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $980,532  $1,072,696  $1,073,889   $1,624,116    $794,866  $1,262,610
 Costs and expenses:
  Cost of operations....   685,749     752,528     760,393    1,190,142     562,479     913,207
  Selling, general and
   administrative
   expenses.............   186,205     199,333     198,321      271,423     149,101     214,038
  Depreciation and
   amortization(2)......    34,455      35,776      36,104       52,053      28,387      41,411
                          --------  ----------  ----------   ----------    --------  ----------
 Earnings from
  operations............    74,123      85,059      79,071      110,498      54,899      93,954
 Interest expense.......    38,621      37,886      33,845       52,010      25,409      35,672
 Other income, net:
 Gain on insurance
  settlement(3).........       --          --        7,882        7,882         --          --
 Other..................     1,764       1,668       3,930        4,103       3,352       1,978
                          --------  ----------  ----------   ----------    --------  ----------
 Earnings before income
  tax expense,
  discontinued
  operations and
  extraordinary item....    37,266      48,841      57,038       70,473      32,842      60,260
 Income tax expense.....    15,924      20,908      22,815       28,308      13,416      23,467
                          --------  ----------  ----------   ----------    --------  ----------
 Net earnings from
  continuing
  operations(4).........  $ 21,342  $   27,933  $   34,223   $   42,165(5) $ 19,426  $   36,793
                          ========  ==========  ==========   ==========    ========  ==========
 Per share of common
  stock--fully diluted:
 Net earnings from
  continuing
  operations(4).........  $   0.41  $     0.54  $     0.65   $     0.68(5) $   0.38  $     0.59(6)
                          ========  ==========  ==========   ==========    ========  ==========
 Weighted average common
  and common equivalent
  shares outstanding--
  fully diluted (in
  thousands)............    51,397      51,506      52,317       62,317      51,404      62,765
OTHER DATA:
 Gross profit(7)........  $275,323  $  298,712  $  291,237   $  399,308    $214,305  $  320,846
                          ========  ==========  ==========   ==========    ========  ==========
 Earnings from
  operations............  $ 74,123  $   85,059  $   79,071   $  110,498    $ 54,899  $   93,954
 Depreciation and
  amortization:
 1992 Asset Revaluation
  (fresh-start).........    16,463      16,900      15,922       15,922      11,836      12,277
 Excess of cost over net
  assets acquired.......       --          --          --         2,644         --        1,706
 Depreciation and
  amortization (other
  than fresh-start and
  excess of cost over
  net assets acquired)..    17,992      18,876      20,182       33,487      16,551      27,428
                          --------  ----------  ----------   ----------    --------  ----------
 EBITDA (earnings from
  operations before
  depreciation and
  amortization)(8)......  $108,578  $  120,835  $  115,175   $  162,551    $ 83,286  $  135,365
                          ========  ==========  ==========   ==========    ========  ==========
 Net cash provided by
  continuing operating
  activities............  $ 43,026  $   22,016  $   91,990                 $ 67,859  $   95,173
                          ========  ==========  ==========                 ========  ==========
 Net cash used by
  investing activities..  $(29,839) $  (15,487) $ (370,535)                $(12,164) $  (21,790)
                          ========  ==========  ==========                 ========  ==========
 Net cash provided
  (used) by financing
  activities............  $(20,898) $    7,502  $  272,812                 $(26,465) $  (78,339)
                          ========  ==========  ==========                 ========  ==========

                                             AT DECEMBER 31,
                                           ------------------- AT SEPTEMBER 30,
                                             1994      1995          1996
                                           -------- ---------- ----------------
BALANCE SHEET DATA:
 Cash and cash equivalents................ $ 32,145 $   26,412    $   21,456
 Working capital..........................  308,323    455,036       459,312
 Total assets.............................  881,735  1,291,739     1,268,565
 Long-term debt, including current
  maturities..............................  426,253    723,679       579,400
 Total shareholders' equity...............  275,394    301,156       402,941

--------
(1) Pro forma to reflect the acquisition of Thomasville, the consummation of the 1996 Company Equity Sale and the application of the proceeds therefrom as if such transactions occurred on January 1, 1995.
(2) Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. Fair value adjustments included the write up of property, plant and equipment, trademarks and reorganization value in excess of identifiable assets. Due to the significance of these items, management believes that it is useful to isolate their impact on the statement of operations as shown below. This information does not represent and should not be considered an alternative to net earnings, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance. See "Intangible Assets" in Note 3 to the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                       NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                            ------------------------------------------ ------------------
                                                              1995
                              1993      1994      1995    PRO FORMA(1)   1995      1996
                            --------  --------  --------  ------------ --------  --------
                                             (DOLLARS IN THOUSANDS)
   Depreciation and
    amortization--fresh-
    start.................. $(16,463) $(16,900) $(15,922)   $(15,922)  $(11,836) $(12,277)
   After-tax impact on net
    earnings...............  (12,799)  (13,051)  (12,470)    (12,470)    (9,247)   (9,515)
   Impact on earnings per
    share--fully diluted...    (0.25)    (0.25)    (0.24)      (0.20)     (0.18)    (0.15)

(3) Gain on insurance settlement related to the November 1994 destruction of the Company's particleboard plant.
(4) On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which in aggregate represented the Company's "Footwear Segment") to the Company's shareholders. The financial results of the Footwear Segment are reported as discontinued operations, and as such the Company's historical results of operations were restated.

(5) On a pro forma basis for the year ended December 31, 1995, net earnings from continuing operations before the gain on the insurance settlement referred to in Note 3 above, net of income tax expense, would have been $37,404, or $0.60 per share.

(6) Had the 1996 Refinancing, the 1996 Company Equity Sale and the 1996 Warrant Repurchase been accomplished at the beginning of 1996, earnings as shown for the nine months ended September 30, 1996 would have been $0.63 per share.

(7) The Company believes that gross profit provides useful information regarding a Company's financial performance. Gross profit should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales. Pro forma information reflects the adjustments set forth in footnote 1.

                                                                   NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                             ------------------------------------- -----------------
                                                          1995
                              1993    1994     1995   PRO FORMA(1)  1995     1996
                             ------ -------- -------- ------------ -----------------
                                              (DOLLARS IN MILLIONS)
   Net sales...............  $980.5 $1,072.7 $1,073.9   $1,624.1   $ 794.9 $ 1,262.6
   Cost of operations......   685.7    752.5    760.4    1,190.1     562.5     913.2
   Depreciation (associated
    with cost of goods
    sold)..................    19.5     21.5     22.3       34.7      18.1      28.6
                             ------ -------- --------   --------   ------- ---------
   Gross profit............  $275.3 $  298.7 $  291.2   $  399.3   $ 214.3 $   320.8
                             ====== ======== ========   ========   ======= =========

(8) EBITDA is defined as earning from operations before depreciation and amortization and therefore does not include other income, net. EBITDA is not intended to represent cash flows from operating activities as measured in accordance with generally accepted accounting principles. Nor has it been presented as an alternative to net income from operations or cash flows from operating activities computed in accordance with generally accepted accounting principles as an indicator of operating performance. EBITDA is presented solely as supplemental disclosure because the Company believes that it is a good measure of the Company's ability to generate cash to enable it to make capital expenditures and meet its other obligations. The Company believes that EBITDA may be a better indicator for this purpose than earnings from operations because of the significant fresh-start depreciation and amortization charges described in Note 2 above. Because all companies and analysts do not calculate EBITDA in an identical manner, however, EBITDA as presented above may not necessarily be comparable to similarly-titled measures of other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. In addition, management believes that the following factors have had a significant effect on its recent financial statements. The historical financial statements of the Company presented herein do not reflect the impact of the 1996 Refinancing or the repurchases of Series 1 Warrants, which were accomplished in the third quarter of 1996. See "Financial Condition and Liquidity" herein.

  Acquisition of Thomasville. During the year ended December 31, 1995, the Company had two primary operating subsidiaries, Broyhill and Lane. On December 29, 1995, the Company acquired Thomasville for approximately $339 million, consisting of $331 million in cash and $8 million in assumed indebtedness. The transaction was accounted for as a purchase and, since the acquisition occurred as of the last business day of 1995, has been reflected in the Company's consolidated balance sheet. The Company's results of operations for 1995 do not include any of the operations of Thomasville. The cash portion of the acquisition of Thomasville was originally financed through funds obtained by borrowing under the Company's secured credit agreement and the Receivables Securitization Facility. On March 1, 1996, the Company completed a public offering of 10,000,000 Shares of Common Stock, generating net cash proceeds of approximately $81.3 million, which were used to repay a portion of this debt.

  1994 Spin-Off Transactions. In order to focus on its core furniture operations, the Company completed a spin-off of its footwear subsidiaries in 1994. On November 17, 1994, the Company simultaneously refinanced the majority of its outstanding indebtedness and distributed to its stockholders all the stock of its former footwear subsidiaries, Converse Inc. and The Florsheim Shoe Company. Upon completion of this restructuring, the Company retained no ownership interest in or management control of the footwear businesses. Accordingly, the financial results of the footwear businesses have been reflected as discontinued operations for all applicable periods.

  1992 Asset Revaluation (Fresh-Start Reporting). Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. The impact of such adjustments is that pro forma earnings per share is $0.20 less than it would have been without "fresh-start" reporting. See "Selected Consolidated Historical and Pro Forma Financial Information--Impact of 1992 Asset Revaluation (Fresh-Start Reporting)."

RESULTS OF OPERATIONS

  As an aid to understanding the Company's results of operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for fiscal 1993, 1994 and 1995 and the nine months ended September 30, 1995 and September 30, 1996. The results for these periods (other than the nine months ended September 30, 1996) do not include any of the operations of Thomasville.

                                        YEAR ENDED DECEMBER 31,                 NINE MONTHS ENDED SEPTEMBER 30,
                          ---------------------------------------------------- ----------------------------------
                                1993             1994              1995              1995             1996
                          ---------------- ----------------- ----------------- ---------------- -----------------
                                  % OF NET          % OF NET          % OF NET         % OF NET          % OF NET
                          DOLLARS  SALES   DOLLARS   SALES   DOLLARS   SALES   DOLLARS  SALES   DOLLARS   SALES
                          ------- -------- -------- -------- -------- -------- ------- -------- -------- --------
                                                           (DOLLARS IN MILLIONS)
Net sales...............  $980.5   100.0%  $1,072.7  100.0%  $1,073.9  100.0%  $794.9   100.0%  $1,262.6  100.0%
Cost of operations......   685.7    69.9      752.5   70.2      760.4   70.8    562.5    70.8      913.2   72.3
Selling, general and
 administrative
 expenses...............   186.2    19.0      199.3   18.6      198.3   18.5    149.1    18.7      214.0   17.0
Depreciation and
 amortization...........    34.5     3.5       35.8    3.3       36.1    3.3     28.4     3.6       41.4    3.3
                          ------   -----   --------  -----   --------  -----   ------   -----   --------  -----
Earnings from
 operations.............    74.1     7.6       85.1    7.9       79.1    7.4     54.9     6.9       94.0    7.4
Interest expense........    38.6     3.9       37.9    3.5       33.9    3.2     25.4     3.2       35.7    2.8
Other income, net:
 Gain on insurance
  settlement............     --      --         --     --         7.9    0.7      --      --         --     --
 Other..................     1.8     0.1        1.6    0.1        3.9    0.4      3.3     0.4        2.0    0.2
                          ------   -----   --------  -----   --------  -----   ------   -----   --------  -----
Earnings before income
 tax expense,
 discontinued operations
 and extraordinary
 item...................    37.3     3.8       48.8    4.5       57.0    5.3     32.8     4.1       60.3    4.8
Income tax expense......    15.9     1.6       20.9    1.9       22.8    2.1     13.4     1.7       23.5    1.9
                          ------   -----   --------  -----   --------  -----   ------   -----   --------  -----
Net earnings from
 continuing operations..  $ 21.4     2.2%  $   27.9    2.6%  $   34.2    3.2%  $ 19.4     2.4%  $   36.8    2.9%
                          ======   =====   ========  =====   ========  =====   ======   =====   ========  =====
Gross profit(1).........  $275.3    28.1%  $  298.7   27.8%  $  291.2   27.1%  $214.3    27.0%  $  320.8   25.4%
EBITDA (earnings from
 operations before
 depreciation and
 amortization)(2).......   108.6    11.1      120.9   11.3      115.2   10.7     83.3    10.5      135.4   10.7

--------
(1) The Company believes that gross profit provides useful information regarding a company's financial performance. Gross profit should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales.

                                                                  NINE MONTHS
                                                                     ENDED
                                       YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                       ------------------------ ---------------
                                        1993    1994     1995    1995    1996
                                       ------ -------- -------- ------ --------
                                                (DOLLARS IN MILLIONS)
   Net sales.........................  $980.5 $1,072.7 $1,073.9 $794.9 $1,262.6
   Cost of operations................   685.7    752.5    760.4  562.5    913.2
   Depreciation (associated with cost
    of goods sold)...................    19.5     21.5     22.3   18.1     28.6
                                       ------ -------- -------- ------ --------
   Gross profit......................  $275.3 $  298.7 $  291.2 $214.3 $  320.8
                                       ====== ======== ======== ====== ========

(2) EBITDA is defined as earning from operations before depreciation and amortization and therefore does not include other income, net. EBITDA is not intended to represent cash flows from operating activities as measured in accordance with generally accepted accounting principles. Nor has it been presented as an alternative to net income from operations or cash flows from operating activities computed in accordance with generally accepted accounting principles as an indicator of operating performance. EBITDA is presented solely as supplemental disclosure because the Company believes that it is a good measure of the Company's ability to generate cash to enable it to make capital expenditures and meet its other obligations. The Company believes that EBITDA may be a better indicator for this purpose than earnings from operations because of the significant fresh-start depreciation and amortization charges described herein. Because all companies and analysts do not calculate EBITDA in an identical manner, however, EBITDA as presented above may not necessarily be comparable to similarly-titled measures of other companies.

 Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1995

  Net sales for the nine months ended September 30, 1996 increased to $1,262.6 million from $794.9 million for the nine months ended September 30, 1995. The improved sales performance resulted primarily from the acquisition of Thomasville. Had Thomasville been acquired at the beginning of 1995, net sales for the nine months ended September 30, 1996 would have increased 4.9% over those for the nine months ended September 30, 1995.

  Cost of operations for the nine months ended September 30, 1996 was $913.2 million, compared to $562.5 million for the nine months ended September 30, 1995. The large increase was a result of the Company's acquisition of Thomasville. Cost of operations as a percentage of net sales increased from 70.8% for the nine months ended September 30, 1995 to 72.3% for the nine months ended September 30, 1996. This increase was due to the acquisition of Thomasville which had higher cost of operations as a percentage of net sales than the Company's other operating subsidiaries. Had Thomasville been included on a pro forma basis for the nine months ended September 30, 1995, cost of operations as a percentage of net sales would have been 73.3%.

  Selling, general and administrative expenses increased to $214.0 million for the nine months ended September 30, 1996 from $149.1 million for the nine months ended September 30, 1995. The large increase was a result of the Company's acquisition of Thomasville. As a percentage of net sales, selling, general and administrative expenses were 17.0% for the nine months ended September 30, 1996 compared to 18.7% for the nine months ended September 30, 1995, reflecting the Company's acquisition of Thomasville.

  Depreciation and amortization for the nine months ended September 30, 1996 was $41.4 million, compared to $28.4 million for the nine months ended September 30, 1995. The large increase was a result of the Company's acquisition of Thomasville. The amount of depreciation and amortization attributable to the "fresh-start" reporting was $12.3 million and $11.8 million for the nine months ended September 30, 1996 and September 30, 1995, respectively.

  Interest expense for the nine months ended September 30, 1996 totaled $35.7 million, compared to $25.4 million for the prior year comparable period. The increase in interest expense reflects additional debt incurred for the acquisition of Thomasville.

  Other income, net for the nine months ended September 30, 1996, totaled $2.0 million compared to $3.3 million for the nine months ended September 30, 1995. For the nine months ended September 30, 1996, other income consisted of interest on short term investments of $1.1 million and other miscellaneous income and (expense) items totaling $0.9 million.

  For the nine months ended September 30, 1996, the Company provided for income taxes totaling $23.5 million on earnings before income tax expense and extraordinary item, producing an effective tax rate of 38.9%, compared to an effective tax rate for the prior year comparable period of 40.9%. The effective tax rates for such periods were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes.

  Net earnings per common share from continuing operations on a fully diluted basis were $0.59 for the nine months ended September 30, 1996 compared with $0.38 for the prior year comparable period. Weighted average shares outstanding used in the calculation of net earnings per common share on a primary and fully diluted basis were 61,227,000 and 62,765,000 in 1996 and 50,598,000 and 51,404,000 in 1995.

  Gross profit for the nine months ended September 30, 1996 was $320.8 million, representing an increase of 49.7% over gross profit for the prior year comparable period of $214.3 million. The increase resulted primarily from the acquisition of Thomasville. The decrease in gross profit margin to 25.4% for the nine months ended September 30, 1996 from 27.0% for the comparable period for the prior year was due to the acquisition of Thomasville, which had lower gross profit margins than the Company's other operating subsidiaries. Had Thomasville been included on a pro forma basis in 1995, gross profit margin would have been 24.5% for the nine months ended September 30, 1995.

  EBITDA for the nine months ended September 30, 1996 was $135.4 million, representing an increase of 62.5% over EBITDA of $83.3 million for the comparable period of the prior year. This increase resulted primarily from the acquisition of Thomasville. EBITDA as a percentage of net sales increased to 10.7% for the nine months ended September 30, 1996 from 10.5% for the comparable period for the prior year. Had Thomasville been included on a pro forma basis for the 1995 period, EBITDA as a percentage of net sales would have been 9.8% for the nine months ended September 30, 1995. This increase in EBITDA margin reflects efficient manufacturing activity as well as the Company's continuing efforts to enhance profitability.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net sales for 1995 were $1.07 billion, approximately unchanged from 1994. During 1995, residential furniture manufacturers' results were adversely affected by industry-wide price discounting and promotional activity in response to weaker demand for durable goods. The Company was able to maintain comparable net sales despite these conditions through new product introductions at both Broyhill and Lane and continued advertising support of its brand names.

  Cost of operations for 1995 was $760.4 million, compared to $752.5 million for 1994, an increase of 1.0%. The increase in cost of operations as a percentage of net sales from 70.2% in 1994 to 70.8% in 1995, was primarily the result of unfavorable overhead absorption rates reflecting the Company's effort to maintain manufacturing utilization rates at levels necessary to balance inventory with incoming orders.

  Selling, general and administrative expenses decreased to $198.3 million in 1995 from $199.3 million in 1994, a reduction of 0.5%. In 1995, such expenses included a $2.7 million non-cash expense related to stock options. As a percentage of net sales, selling, general and administrative expenses were 18.5% in 1995 compared to 18.6% in 1994, reflecting the Company's successful implementation of its ongoing cost reduction programs.

  Depreciation and amortization for 1995 was $36.1 million, compared to $35.8 million in 1994, an increase of 0.9%. The amount of depreciation and amortization attributable to the "fresh-start" reporting was $15.9 million and $16.9 million, in 1995 and 1994, respectively.

  Interest expense for 1995 totaled $33.9 million and reflects twelve months of interest expense on the Company's debt structure, which was substantially refinanced as of December 29, 1995. Interest expense for 1995 was not comparable to interest expense for 1994 as a result of the previous refinancing of substantially all of the Company's debt in November 1994.

  Other income, net for 1995 totaled $11.8 million, compared to $1.6 million in 1994. For 1995, other income, consisted of a gain on insurance settlement of $7.9 million pertaining to the November 1994 destruction of a particleboard plant, interest income on short-term investments of $2.4 million and other miscellaneous income and (expense) items totaling $1.5 million.

  For 1995, the Company provided for income taxes totaling $22.8 million on earnings before income tax expense, discontinued operations and extraordinary item, producing an effective tax rate of 40.0%, compared to an effective tax rate for 1994 of 42.8%. The effective tax rates for such years were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes. The effective income tax rate for 1995 was favorably impacted by special state income tax incentives granted in connection with the issuance of certain industrial revenue bonds on behalf of one of the Company's subsidiaries.

  Net earnings per common share for continuing operations on a fully diluted basis were $0.65 and $0.54 for 1995 and 1994, respectively. Net earnings per common share for continuing operations before gain on insurance settlement net of income tax expense on a fully diluted basis were $0.56 and $0.54 for 1995 and 1994, respectively. Weighted average shares outstanding used in the calculation of net earnings per common share on a primary and fully diluted basis were 50,639,000 and 52,317,000 in 1995, and 51,495,000 and 51,506,000 in
1994.

  Gross profit for 1995 was $291.2 million, compared to $298.7 million for 1994, a decrease of 2.5%. Gross profit as a percentage of net sales declined from 27.8% in 1994 to 27.1% in 1995, primarily as a result of lower factory utilization rates at certain of the Company's manufacturing facilities reflecting the Company's effort to balance inventories with incoming orders.

  EBITDA for 1995 was $115.2 million, compared to $120.9 million for 1994, a decrease of 4.7%. EBITDA as a percentage of net sales decreased from 11.3% in 1994 to 10.7% in 1995, primarily as a result of lower factory utilization rates at certain of the Company's manufacturing facilities reflecting the Company's efforts to balance inventories with incoming orders.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  Net sales for 1994 were $1.07 billion, representing an increase of 9.4% over net sales of $980.5 million in 1993. The net sales increase for 1994 reflected an improving U.S. economy and favorable industry conditions as well as new product offerings and marketing programs that were well received by customers.

  Cost of operations for 1994 was $752.5 million, compared to $685.7 million for 1993, an increase of 9.7%. The increase in cost of operations as a percentage of net sales from 69.9% in 1993 to 70.2% in 1994, was primarily the result of start-up costs at a new motion upholstery manufacturing facility, the testing of a new state-of-the-art finishing facility and the impact of an explosion and fire that destroyed a particleboard plant in November 1994, partially offset by favorable factory utilization rates.

  Depreciation and amortization for 1994 was $35.8 million, compared to $34.5 million in 1993, an increase of 3.8%. The amount of depreciation and amortization attributed to the "fresh-start" reporting was $16.9 million and $16.5 million, in 1994 and 1993, respectively.

  Selling, general and administrative expenses for 1994 were $199.3 million, representing an increase of 7.0% over selling, general and administrative expenses for 1993 of $186.2 million. Selling, general and administrative expenses as a percentage of net sales, decreased to 18.6% from 19.0%. The reduction in selling, general and administrative expenses as a percentage of net sales was attributable to the Company's emphasis on control and reduction of operating expenses, as well as a nonrecurring $2.6 million charge included in 1993 related to the Company's 1992 reorganization.

  Interest expense for 1994 totaled $37.9 million compared to $38.6 million in 1993. The reduction in interest expense was primarily due to refinancing the Company's long-term debt in conjunction with the November 17, 1994 spin-off distribution to shareholders of the Company's footwear segment.

  Other income, net for 1994 and 1993 totaled $1.6 million and $1.8 million, respectively.

  The Company's effective tax rate for 1994 and 1993 was 42.8% and 42.7%, respectively. The effective tax rates for such years were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes.

  Net earnings per common share from continuing operations on a fully diluted basis were $0.54 and $0.41 for 1994 and 1993, respectively. Weighted average shares outstanding used in the calculation of net earnings per common share on a primary and fully diluted basis were 51,495,000 and 51,506,000 in 1994, and 51,375,000 and 51,397,000 in 1993.

  Gross profit for 1994 was $298.7 million, representing an increase of 8.5% over gross profit for 1993 of $275.3 million. The increase resulted from an increase in net sales, partially offset by a reduction in gross profit margin. The reduction in gross profit margin, to 27.8% in 1994 from 28.1% for 1993, was primarily a result of start-up costs at a new motion upholstery manufacturing facility, the testing of a state-of-the-art finishing facility and the impact of an explosion and fire that destroyed a particleboard plant in November 1994, partially offset by favorable factory utilization rates.

  EBITDA for 1994 was $120.9 million, representing an increase of 11.3% over EBITDA for 1993 of $108.6 million. The increase in EBITDA as a percentage of net sales, to 11.3% in 1994 from 11.1% for 1993, was primarily attributable to the Company's emphasis on control and reduction of operating expenses, as well as a nonrecurring $2.6 million charge included in 1993 related to the Company's 1992 reorganization.

FINANCIAL CONDITION AND LIQUIDITY

  Liquidity. Cash and cash equivalents at September 30, 1996 totaled $21.5 million, compared to $26.4 million at December 31, 1995. For the nine months ended September 30, 1996, net cash from operating activities totaled $95.2 million. Net cash used in investing activities totaled $21.8 million. Net cash used in financing activities totaled $78.3 million, including the net repayment of $144.3 million of long-term debt, the receipt of $81.3 million of net proceeds from the sale of Common Stock pursuant to the 1996 Company Equity Sale, the receipt of $9.2 million from the exercise of warrants to purchase shares of Common Stock, $19.9 million for the repurchase of warrants and $4.6 million in debt issuance costs associated with the 1996 Refinancing.

  Working capital was $459.3 million at September 30, 1996, compared to $455.0 million at December 31, 1995. The current ratio was 4.0 to 1 at September 30, 1996, compared to 4.4 to 1 at December 31, 1995. The modest increase in working capital was due to the Company's focus on efficient management of individual working capital components.

  As of September 30, 1996, long term debt, including current maturities, totaled $579.4 million compared to $723.7 million at December 31, 1995. This reduction of indebtedness of $144.3 million was funded by $81.3 million from the 1996 Company Equity Sale with the remainder funded by cash flow from operations and warrant exercise proceeds.

  During 1995, net cash provided by operating activities totaled $92.0 million. Net cash used in investing activities totaled $370.5 million, including $335.4 million used for the acquisition of Thomasville and $35.6 million of capital expenditures incurred to add, upgrade or replace property, plant and equipment. Net cash provided by financing activities totaled $272.8 million during 1995.

  For 1994, net cash provided by continuing operating activities totaled $22.0 million. Net cash used by investing activities totaled $15.5 million, including $21.1 million of capital expenditures incurred to add, upgrade or replace property, plant, and equipment. Net cash provided by financing activities during 1994 totaled $7.5 million.

  Financing Arrangements. On September 6, 1996, the Company completed the 1996 Refinancing involving execution of the Secured Credit Agreement and modifications incorporated in the Receivables Securitization Facility. The Secured Credit Agreement replaces a secured credit agreement that had been entered into in connection with the acquisition of Thomasville. The 1996 Refinancing will result in a substantial reduction in interest expense, which at current debt levels will favorably impact annual results by approximately $3.7 million, or $0.05 to $0.06 per share. Had the 1996 Refinancing, the 1996 Company Equity Sale and the 1996 Warrant Repurchase been completed at the beginning of 1996, earnings for the nine months ended September 30, 1996 would have increased by $0.04 per share.

  The Secured Credit Agreement is a $475.0 million reducing revolving credit facility. The interest rate on borrowings is based on selected credit ratios set forth in the Secured Credit Agreement and as of September 30, 1996 was 6.375%. The Secured Credit Agreement allows for both the issuance of letters of credit and cash borrowings. Letters of credit are limited to no more than $60.0 million. Cash borrowings are limited to the facility's maximum availability less letters of credit outstanding. As of September 30, 1996 the Company had $365.0 million of cash borrowings drawn under the Secured Credit Agreement and had excess availability of approximately $84.0 million. The Secured Credit Agreement contains customary covenants, including financial covenants with respect to the Company's leverage and interest coverage. The leverage coverage (a ratio of net debt to cash flows) and interest coverage (a ratio of cash flows to interest expense) covenants are the most restrictive covenants contained in the Secured Credit Agreement. The leverage covenant requires that the Company's consolidated debt to consolidated cash flow (as such terms are defined in the Secured Credit Agreement) must not exceed 4.25:1.00 (4.00:1.00 beginning on September 30, 1998). The interest coverage covenant requires that the Company's consolidated cash flow to consolidated interest expense (as such terms are defined in the Secured Credit Agreement) exceed or equal 3.00:1.00 (3.25:1.00 from September 30, 1997 through June 30, 1998 and 3.50:1.00 beginning on September 30, 1998) for any period of four consecutive fiscal quarters. As of September 30, 1996, on a pro forma basis, the leverage and interest coverage ratios were 3.11:1.00 and 4.10:1.00, respectively. The Company is currently and expects to continue to be in compliance with all restrictive covenants in the Secured Credit Agreement.

  The Receivables Securitization Facility is a $225.0 million facility pursuant to which the Company sells interests in the trade receivables of its operating companies to a third party financial institution. The Company accounts for the Receivables Securitization Facility as long-term debt. The Company's cost of borrowing is based on a commercial paper index rate plus a program fee and as of September 30, 1996 was 6.045%. At September 30, 1996 the Company had approximately $17.0 million of excess availability under the Receivables Securitization Facility.

  In February 1996, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three-year interest rate swap agreements having a total notional amount of $300 million. The swap agreements effectively convert a portion of the Company's floating rate long-term debt to a fixed rate. The Company pays the counterparties a fixed rate of 5.14% per annum and receives payments based upon the floating three month London interbank offered rate (LIBOR).

  The Company believes that the Secured Credit Agreement and the Receivables Securitization Facility, together with cash generated from operations, will be adequate to meet liquidity requirements for the foreseeable future.

  Capital Expenditures. The Company maintains a significant capital expenditure program focusing on increasing manufacturing efficiency and expanding capacity as required. The Company's total capital expenditures were $23.9 million, $35.6 million, $21.1 million and $30.2 million for the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively. The annual figures do not include the capital expenditures of Thomasville ($15.2 million, $14.1 million and $10.0 million for the years ended December 31, 1995, 1994 and 1993, respectively). The Company estimates that total capital expenditures will be approximately $40.0 million in both 1996 and 1997. Significant new projects during the past three years included a new upholstery manufacturing facility at Action Industries to meet the increased demand for the Company's recliners, motion furniture and sleep sofas and a state-of-the-art flat line finishing system at Lane. The capital expenditures for 1995 include $18.2 million to construct a new state-of-the-art particleboard manufacturing facility at Broyhill, which was funded by proceeds from an insurance settlement, to replace the Company's facility that was destroyed by fire in November 1994. The Company believes that as a result of the availability of excess capacity in the Lane and Thomasville manufacturing facilities, the Company will be able to pursue its growth strategy over the next several years without the necessity of making significant additional capital expenditures to expand capacity.

                                   BUSINESS

GENERAL

  The Company believes that it is the largest manufacturer of residential furniture in the United States based on domestic revenues (excluding estimated revenues of competitors from fabrics and decorative accessories). The Company markets its products under three of the best known brand names in the industry--Broyhill, Lane and Thomasville. The Company is a quality and style leader across a broad spectrum of price categories from "premium" priced home furnishings to lower priced RTA furniture. The Company distributes its products through a diverse network of national, regional and local retailers, including one of the largest systems of independently-owned dedicated retail outlets in the residential furniture industry. Management believes that the acquisition of Thomasville in December 1995 significantly enhances the Company's competitive strengths and positions the Company to increase its market share, sales and earnings.

  The Company is organized into three primary operating subsidiaries of similar size which target particular product and price categories as described below:

  BROYHILL. Broyhill is a leader in the "good" and "better" price categories, which are two of the largest segments of the residential furniture market. Management believes Broyhill is the largest full line manufacturer of residential furniture under one brand name, and Broyhill has been rated the number one brand in the industry in terms of brand awareness by several recent consumer surveys. The Company believes that the Broyhill Fontana collection has been the best selling furniture collection in the industry for the last three years, although there are no published industry figures available. Broyhill distributes its products through an extensive distribution network of more than 6,200 independently-owned retail locations, including approximately 330 dedicated Broyhill Showcase Galleries and approximately 425 dedicated Broyhill Furniture Centers.

  LANE. Lane manufactures specialty products for niche markets in the "better," "best" and "premium" price categories. The Company believes that Lane is the largest domestic manufacturer of cedar chests, although there are no published industry figures available. In addition, Lane, through Action Industries, its largest operating unit, is one of the leading manufacturers of motion furniture and recliners in the United States. Lane is one of the most widely recognized brands in the residential furniture industry and has established a reputation for innovative marketing and quality designs. Lane distributes its products through an extensive distribution network of more than 16,000 independently-owned retail locations, including approximately 280 dedicated furniture galleries.

  THOMASVILLE. Thomasville manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories. Thomasville has been rated the "highest quality" brand by several recent consumer surveys. Management believes that the Collector's Cherry and the Mahogany Collection have consistently been among the best selling collections in the industry. Thomasville distributes its products through approximately 635 independently-owned retail locations, including approximately 245 dedicated Thomasville Galleries and approximately 80 free-standing Thomasville Home Furnishings stores, which exclusively feature Thomasville furniture. The company also produces a separate line of lower priced RTA and promotional furniture.

COMPETITIVE STRENGTHS

  In addition to its substantial size relative to most of its competitors, the Company believes that its focus on the following elements has contributed to its leading position in the residential furniture industry:

  BRAND NAME STRENGTH. According to a recent consumer survey conducted by America's Research Group and commissioned by the Company, Broyhill, Lane and Thomasville are three of the six best known brand names in the retail furniture industry. According to this survey, Broyhill was rated the number one brand in the industry in terms of consumer awareness, and Thomasville was rated the "highest quality" brand and the leading brand in the "best" price category.

  BROAD RANGE OF PRODUCT OFFERINGS. The Company offers consumers a wide range of products from the "premium" to "RTA" price categories across virtually all residential furniture segments including: bedroom, dining room, living room, motion/recliner, stationary upholstery, occasional table and rattan/wicker. The acquisition of Thomasville has strengthened the Company's position across the "premium" and "best" price categories of the market.

  DEDICATED DISTRIBUTION CHANNELS. The Company distributes its products through a diverse network of independently-owned retail locations which includes approximately 855 galleries dedicated to Broyhill, Lane and Thomasville products, approximately 425 Broyhill Furniture Centers, and approximately 80 free-standing Thomasville Home Furnishings stores. The gallery concept displays products in complete room ensembles, which include furnishings, wall decor, window treatments, floor coverings, accents and accessories. According to Furniture/Today, the median sales per square foot of galleries exceeds that of non-galleries by 27%. The Broyhill Furniture Centers are participants in a gallery program developed for smaller dealers, which enables retailers to commit less area to Broyhill products than a gallery. The Thomasville Home Furnishings stores are dedicated solely to the display, promotion and sale of Thomasville products. See "Distribution."

  INNOVATIVE, HIGH QUALITY PRODUCTS. The Company focuses on designing innovative and stylish furniture, by regularly introducing new and updated collections and designs. For example, management believes that the Broyhill Fontana collection has been the best selling furniture collection, and the Thomasville Collector's Cherry collection has been the best selling dining room collection in the industry for the last three years. In addition, Lane has teamed up with innovative, widely recognized designers such as Mark Hampton and Dakota Jackson to design and market furniture collections. Each of these companies strives to differentiate its products with design elements that include special detailing, innovative finishes and unique hardware. Lane's Action Industries subsidiary has developed new technologies that have enhanced its position in the growing motion furniture segment, such as an innovative deck mechanism for sleeper sofas.

  MANUFACTURING EXPERTISE. Management believes that the Company is a leader in automated furniture manufacturing, although there are no published industry figures available. Modern state-of-the-art technology and economies of scale have made the Company a very efficient producer. The Company consistently modernizes its manufacturing facilities through capital investment. For example, Lane recently completed a state-of-the-art flat line finishing plant for more efficient production of high sheen and enhanced grain finishes and has invested in additional advanced-technology manufacturing equipment to increase productivity. In addition, Broyhill recently completed construction of a state-of-the-art particleboard manufacturing facility.

  EXPERIENCED MANAGEMENT TEAMS. The Company believes that an experienced, dedicated management team is a critical factor in achieving success. Effective on October 1, 1996, Wilbert G. (Mickey) Holliman became President and Chief Executive Officer of the Company. Mr. Holliman was previously the President and Chief Executive Officer of Action Industries, a subsidiary of the Company, which he founded over 25 years ago. Since the founding of Action Industries, Mr. Holliman has built this start-up company into an industry leader, with compound sales and earnings growth of approximately 20% a year and total sales that approach $400 million annually. In addition, Action Industries has consistently been one of the most profitable operating units of the Company. The management teams for each of the operating subsidiaries of the Company also have extensive experience in the furniture industry. The Chief Executive Officers of Broyhill, Lane and Thomasville have an average of more than 28 years of experience with their respective companies.

GROWTH STRATEGY

  The Company seeks to grow in both sales and profits and increase its market share by means of the following elements:

  ENHANCING BRAND NAME STRENGTH. Brand name recognition is a critical factor in consumer purchases of furniture. The Company believes that consumer recognition of its brand names is a key to increasing its market share. The Company has three of the six most recognized brand names in the residential furniture industry--

Broyhill, Lane and Thomasville. The Company is committed to continue to strengthen its brand names through advertising in various media including network and cable television and highly read consumer magazines such as People, Reader's Digest, Sports Illustrated, Architectural Digest and Better Homes and Gardens among several others, in addition to its dealer cooperative advertising program.

  EXPANDING DEDICATED DISTRIBUTION CHANNELS. Dedicated distribution outlets, such as galleries, tend to have higher sales per square foot and faster inventory turns than non-gallery locations. The Company has generated increased sales volume by distributing its products through independently-owned dedicated retail outlets. In addition, the Company believes that it strengthens its manufacturer/retailer alliances through gallery relationships. The Company continues to expand these distribution channels by attracting additional retailers in new and existing geographic markets to participate in the Company's gallery programs. Furthermore, the Company is expanding the network of free-standing Thomasville Home Furnishings stores.

  INCREASING SALES TO NATIONAL AND LARGE REGIONAL RETAILERS. The Company is well positioned to benefit from the increasing presence of national and large regional retailers in the residential furniture industry. According to Furniture/Today, in 1995 the top 10 furniture retailers represented 16% of total sales versus 10% in 1985. The Company's overall size, breadth of product, strength of brands and national scope of distribution enable it to service national retailers, such as J.C. Penney, Sears, Levitz and Heilig-Meyers, and key regional companies, such as Breuner's, Haverty's and Roberds, more effectively than the Company's smaller competitors. The Company intends to continue to build its relationships with these key retailers.

  PENETRATING NEW MARKETS. The Company is actively pursuing sales opportunities in new markets. In the United States, management is targeting key furniture retailers in important geographic territories, particularly portions of the West Coast and New England. In addition, the Company has developed a program designed to increase sales to the contract market, which includes hotels, motels and health care facilities. The Company is also actively pursuing the international export market, particularly Canada, Europe, Japan and the Middle East, where the Company believes there are significant opportunities for growth.

  EMPHASIZING NEW AND GROWING PRODUCT AREAS. The Company emphasizes development of new high margin products in growing product areas. For example, the Company has become a leader in the fast growing motion furniture and recliner segments. The Company has also introduced a sleeper sofa incorporating a unique sleep deck designed to be more comfortable, both as a sofa and a bed, than competitive product offerings. Furthermore, the Company is currently designing innovative new products for the growing home office and home entertainment center markets.

  CAPITALIZING ON DEMOGRAPHIC TRENDS. Management believes that demographic trends will continue to drive long-term growth in the furniture industry. In particular, as "baby boomers" (people born between 1946 and 1964) mature to the 35-64 year age group over the next decade, they will be reaching their highest earnings power. It is currently estimated that the 35-64 year age group will increase by approximately 11 million persons by the year 2000. According to Furniture/Today, such age group includes the largest consumers of residential furniture. Furthermore, statistics show that the average size of new homes has increased in recent years, which generally results in increased purchases of furniture per home. The Company believes that it is well positioned to capitalize on these demographic trends as a result of its broad range of product offerings and widely-recognized brand names.

  MAXIMIZING OPERATING MARGINS. The Company's Gross Profit Management Program consists of twelve specific "building blocks" that management uses in its strategic and operational planning to maximize gross profit margins and thereby provide the Company with additional funds for purposes such as increased advertising and product development. These "building blocks" include
(a) introducing new high quality products with above average profit margins,
(b) marketing products to new customers, (c) developing new markets, (d) implementing a well-defined pricing strategy to maximize the effectiveness of price increases and decreases, (e) focusing on cost control and cost reduction programs that target a minimum savings of 3% of cost of goods sold each year,
(f) reviewing product and purchasing strategies, and (g) implementing other management and personnel strategies. Management believes that this program has contributed to the Company achieving among the highest EBITDA margins of publicly-owned residential furniture manufacturing companies in recent years. Management believes opportunities exist to increase the EBITDA margins of its operating companies through implementation of the Gross Profit Management Program. The Company has recently initiated this program at Thomasville, from which it expects to benefit beginning in 1997.

  EXPANDING OPERATING COMPANY COORDINATION. The Company has historically managed its operating units on a stand-alone basis. Increasingly since the acquisition of Thomasville, the Company has concentrated on enhancing the coordination among its operating companies. As a result of this enhanced coordination, the Company has begun to achieve operating efficiencies and believes it has the opportunity to further improve operating efficiencies and results. These opportunities include (i) cost savings generated through volume purchasing; (ii) reductions in future capital expenditures through better utilization of existing capacity; (iii) complementary sales and marketing activities; (iv) joint international sourcing; and (v) shared operating experience and expertise.

THE FURNITURE INDUSTRY

  The domestic residential furniture industry had approximately $19 billion in shipments during 1995 according to the American Furniture Manufacturers Association (the "AFMA"). According to Furniture/Today, the industry is comprised of an estimated 600 manufacturers, of which the top 10 accounted for approximately 39% of industry sales, representing an increase from 23% in 1985. The residential furniture market consists of three principal product categories: wood, upholstery and metal. Of these categories, wood is the largest, representing approximately half of total industry sales, while upholstery represents approximately 40% of total industry sales and metal and other products account for the balance.

  The domestic residential furniture manufacturing industry in which the Company operates is affected by the residential furniture retail industry. The retail furniture industry had approximately $37.5 billion in total revenues in 1995, according to Furniture/Today. The industry has experienced significant consolidation in the past decade. For example, according to Furniture/Today, the top 10 furniture retailers in 1995 represented a 16% market share, versus 10% in 1985. Additionally, over the past twelve months, this consolidation of the retail furniture industry has continued, as evidenced by recently announced or completed mergers and acquisitions.

  The access to diverse distribution channels has become increasingly important over the past decade. Home centers, mass merchants, national chains and specialty stores have emerged as increasingly important distribution channels for residential furniture manufacturers. Management believes that these retailers require suppliers that offer broad product lines combined with substantial marketing and advertising resources. In addition, the direct display of products to the consumer has become more important to residential furniture manufacturers. As a result, the "gallery" concept and other dedicated distribution outlets have become increasingly important to manufacturers because they have provided them with dedicated retail space and have historically generated greater sales per square foot than other distribution outlets. Galleries are large display areas within independently-owned retail furniture locations which are committed to the products of a single manufacturer. A gallery generally takes up a significant portion of a retailer's floor space and has complete room settings and fully accessorized displays that help customers visualize their room. In return for featuring a manufacturer's merchandise, the retailer receives layout designs, cooperative promotions and other assistance from the manufacturer.

  The residential furniture industry is cyclical, fluctuating with the general economy. Periods of decline, however, have been brief, with annual industry shipments declining in only four of the past twenty-four years. The Company believes furniture sales are influenced by a number of macroeconomic factors including existing home sales, housing starts, consumer confidence, interest rates and demographic trends. Management believes favorable fundamental home building and demographic trends will continue to drive long-term growth in the furniture industry with AFMA expecting shipments to increase 3.1% in 1996 and 4.0% in 1997.

PRODUCTS

  The Company manufactures and distributes (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) occasional furniture, consisting of wood tables and accent items and free standing home entertainment centers and home office items, (iii) stationary upholstered products, consisting of sofas, loveseats, sectionals, chairs and (iv) recliners, motion furniture and sleep sofas. The Company's product strategy, which is enhanced by the acquisition of Thomasville, is to be the quality and style leader across a broad spectrum of price categories in the residential furniture industry from "premium" to "RTA" home furnishings. The Company believes that its products are well-positioned in terms of selection, quality and value within each of the major style categories in home furnishings including American Traditional/Country, 18th Century, European Traditional, Casual Contemporary and Oriental. The Company's positioning by price and product category are shown below.

                            CASE                    STATIONARY    MOTION/
  PRICING CATEGORY         GOODS        OCCASIONAL  UPHOLSTERY   RECLINER
---------------------------------------------------------------------------
  Premium            Thomasville        Thomasville Thomasville
                     Lane                           Lane
---------------------------------------------------------------------------
  Best               Thomasville        Thomasville Thomasville Thomasville
                     Lane               Lane        Lane        Lane
                                                    Broyhill
---------------------------------------------------------------------------
  Better             Lane               Lane        Lane        Lane
                     Broyhill           Broyhill    Broyhill    Broyhill
---------------------------------------------------------------------------
  Good               Broyhill           Broyhill    Broyhill
---------------------------------------------------------------------------
  Promotional        Founders*
---------------------------------------------------------------------------
  RTA                CreativeInteriors*

--------
 *  Previously Armstrong.

 BROYHILL FURNITURE INDUSTRIES

  Broyhill produces collections of medium price bedroom, dining room, upholstered and occasional furniture aimed at middle-income consumers. Broyhill's wood furniture offerings consist primarily of bedroom, dining room and living room furniture, occasional tables, accent items and free standing home entertainment centers. Upholstered products include sofas, sleep sofas, loveseats, sectionals and chairs, all offered in a variety of fabrics and leathers. Broyhill's residential furniture divisions produce a wide range of furnishings in colonial, country, traditional and contemporary styles.

  The widely recognized Broyhill trademarks include Broyhill, Broyhill Premier and Highland House. The flagship Broyhill product line concentrates on bedroom, dining room, upholstered and occasional furniture designed for the "good" and "better" price categories. The Broyhill Premier product line enjoys an excellent reputation for classically styled, complete furniture collections in the "better" price category. Highland House also manufactures upholstered products in the "better" and "best" price category. In addition, management believes that the Broyhill Fontana collection has been the best selling furniture collection for the past three years, although there are no published industry figures available.

 THE LANE COMPANY

  Lane manufactures and markets a broad range of high quality furniture targeting the "better," "best" and "premium" price categories. Lane targets niche markets with its seven operating divisions, which participate in such segments of the residential furniture market as 19th century reproductions, motion furniture, wicker and rattan, cedar chests and finely tailored upholstered furniture. Using its recently installed, state-of-the-art finishing system, Lane produces quality high sheen and enhanced grain finishes.

  The Company believes that the Lane Division of Lane is the leading manufacturer of cedar chests in the United States, although there are no published industry figures available. It also manufactures and sells occasional living room tables, bedroom and dining room furniture, wall systems, desks, console tables and mirrors and other occasional wood pieces. The Lane Division has teamed up with widely recognized designers such as Raymond Waite, Mark Hampton, Dakota Jackson, Blake Tovin and Sandra Nunnerley, as well as design institutions such as the American Museum of Folk Art in New York, to design and market furniture collections. The Lane Division furniture is sold in the "better" and "best" price categories.

  Action Industries, a subsidiary of Lane, manufactures and markets reclining chairs and motion furniture in the "good," "better" and "best" price categories under the Action by Lane brand name. Motion furniture consists of sofas and loveseats with recliner-style moving parts and comfort features, wall saver recliners, pad-over chaise recliners, high-leg recliners, sleep sofas and motion sectionals. Lane's Royal Development Company designs and manufactures the mechanisms used in Action Industries' reclining furniture products.

  The Hickory Chair division manufactures and markets traditional styles of upholstered furniture, dining room chairs and occasional tables in the "best" and "premium" price categories. The Hickory Chair division has been crafting fine reproductions of 18th century furniture for over 80 years. For example, Hickory Chair offers the James River collection, which features reproductions of fine furnishings from Virginia plantations, and more recently the new Mount Vernon collection, which features reproductions from George Washington's home.

  The Pearson division has been manufacturing and selling contemporary and traditional styles of finely tailored upholstered furniture including sofas, love seats, chairs and ottomans for over 50 years. Pearson manufactures the Viceroy collection, which features fine furnishings from the award winning designer Victoria Moreland. Pearson furniture sells in the "premium" price category and is distributed to high end furniture stores and interior designers.

  The Lane Upholstery division includes two product lines, one of which is composed of contemporary and modern upholstered furniture and metal and glass occasional and dining tables, and the other of which is composed of traditional and contemporary upholstered furniture, primarily sofas, love seats, chairs and ottomans.

  The Venture Furniture division manufactures and markets moderately priced wicker, rattan and bamboo upholstered furniture, tables, occasional wood pieces and other home furnishings accessories. The division manufactures a line of outdoor and patio furniture featuring fast drying upholstered cushions under the name WeatherMaster, which has developed significant consumer acceptance.

  Hickory Business Furniture manufactures and sells a line of office furniture, including chairs, tables, conference tables, desks and credenzas, in the upper-medium price range.

 THOMASVILLE FURNITURE INDUSTRIES

  Thomasville manufactures and markets wood furniture, upholstered products and RTA/promotional furniture. Thomasville markets its products primarily under the Thomasville brand name. Management believes Thomasville products contain special design elements which embody the famous "Thomasville Look." In wood furniture, these elements include special details, high sheen finishes, original design hardware, hand selected veneers and fancy face veneer patterns and decorative carvings that are made possible by the unique manufacturing techniques that have been developed by Thomasville and the skills of its experienced employees. In upholstery, these elements include a wide range of frames, fabrics and leathers combined with fringes, cords, pillows, exposed frame finishes and seating options.

  Management believes that Thomasville's wood products are well positioned in terms of selection, quality and value within each of the major style categories in home furnishings. In 1996, Thomasville has introduced two major new collections, Renaissance and Carlton Hall. Additionally, Collector's Cherry and the Mahogany Collection have consistently been among the most successful collections in the industry.

  Thomasville offers an assortment of upholstery under one brand name that targets the "best" and "premium" price categories. Upholstery is primarily marketed in three major styles: Traditional, American Traditional/Country and Casual Contemporary. Upholstery style is determined by both frame style and fabric or leather selection. Thomasville's frame assortment allows the consumer to select from over 90 different styles within the general style categories, and as much as 45% of the Thomasville fabric offering changes in a 12 month period, insuring that the latest styles are available.

  Thomasville's RTA/Promotional division offers assembled bedroom sets, bookcases and home entertainment centers as well as RTA furniture consisting of home entertainment centers, audio cabinets, television/VCR carts, room dividers, bookcases, bedroom and kitchen/utility furniture, microwave carts, computer desks and storage armoires. These lines are produced in highly automated facilities. Thomasville's RTA/Promotional division markets products under the CreativeInteriors and Founders brand names (previously having used Armstrong) to a variety of retailers for sale to consumer end-users and certain contract customers.

DISTRIBUTION

  The Company's strategy of targeting diverse distribution channels such as furniture centers, independent dealers, national and local chain stores, department stores, specialty stores and decorator showrooms is supported by dedicated sales forces covering each of these distribution channels. The Company is also exploring opportunities to expand international sales and to distribute through non-traditional channels such as electronic retailers, wholesale clubs, catalog retailers and television home shopping.

  The Company's breadth of product and national scope of distribution enable it to service effectively national retailers such as J.C. Penney, Sears, Levitz and Heilig-Meyers and key regional retailers such as Breuner's, Haverty's and Roberds. These large retailers are commanding an increasing presence in the consolidating furniture retailing industry and management believes that the Company is better positioned than its competitors to meet their needs. Additionally, the consolidation of the retail furniture industry has made access to distribution channels an important competitive advantage for manufacturers. The Company has developed dedicated distribution channels by expanding its gallery program and the network of independently-owned dedicated retail locations, such as Thomasville Home Furnishings stores. The Company distributes its products through a diverse network of independently-owned retail locations, which includes approximately 80 free-standing stores, approximately 855 galleries and approximately 425 furniture centers.

  Broyhill, Lane and Thomasville have all developed gallery programs with dedicated dealers displaying furniture in complete room ensembles. These retailers employ a consistent showcase gallery concept wherein products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. As a result, galleries tend to have higher sales per square foot as well as faster inventory turns than non-gallery locations. According to Furniture/Today, the median sales per square foot of galleries exceeds that of non-galleries by 27%. The Company recognizes the importance of the gallery network to its long-term success, and has developed and maintains close relationships with its dealers. The Company offers substantial services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs and extensive dealer training.

  The Thomasville Home Furnishings stores are free-standing retail locations that exclusively feature Thomasville furniture. The Company believes distributing its products through dedicated free-standing stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit. Management is currently evaluating similar opportunities to market Lane and Broyhill products.

  Showrooms for the national furniture market are located in High Point, North Carolina and for regional markets in Dallas, Texas, Atlanta, Georgia, Chicago, Illinois, and San Francisco, California.

 BROYHILL FURNITURE INDUSTRIES

  One of Broyhill's principal distribution channels is the Broyhill Showcase Gallery Program. This program, developed over the past twelve years, involves more than 330 participating dealer locations in the United States and seven galleries in foreign countries. Each dealer in the Broyhill Showcase Gallery Program owns the gallery and the Broyhill furniture inventory. The program incorporates a core merchandise program, advertising material support, in-store merchandising events and educational opportunities for the retail store sales and management personnel. The average Broyhill Showcase Gallery consists of 7,500 square feet of display space within a 30,000 square foot store. Furniture is displayed in complete and fully accessorized room settings instead of as individual pieces.

  For the retailer that is currently not a participant in the gallery program, Broyhill offers the Independent Dealer Program. This concept, initiated in 1987, is designed to strengthen Broyhill's relationship with these retailers by assisting them in overcoming some of the significant difficulties in running an independent furniture business. Participating retailers in the Independent Dealer Program commit to a minimum pre-selected lineup of Broyhill merchandise and, in return, receive a detailed, step-by-step, year-round advertising and merchandising plan. The program includes four major sales events per year, monthly promotional themes and professionally prepared advertising and promotional materials at nominal cost in order to help increase consumer recognition on the local level. As part of the Independent Dealer Program, Broyhill offers the Broyhill Furniture Center Program for retailers that have committed at least 2,000 square feet exclusively to Broyhill products arranged in gallery-type room settings. The Company seeks to develop relationships with these Broyhill Furniture Center retailers, which may become participants in the Broyhill Showcase Gallery Program. This program includes all of the benefits of the Independent Dealer Program, plus additional marketing, designing and advertising assistance.

 THE LANE COMPANY

  Lane distributes its products nationally through a well established network of more than 16,000 retail locations. A diverse distribution network is utilized in keeping with Lane's strategy of supplying customers with highly specialized products in selected niche markets. This distribution network primarily consists of independent furniture stores, regional chains such as Haverty's and Art Van, and department store companies such as J.C. Penney, Sears, May Department Stores, Federated Department Stores and Dillard Department Stores. Lane has established specialty galleries with approximately 280 participating dealers. This includes approximately 175 Comfort Showcase Galleries established by Action Industries since October 1995 in connection with a newly created gallery program. Action Industries anticipates that it will continue to expand significantly its Comfort Showcase Gallery program. The Action Industries' galleries average approximately 3,500 square feet of retail space specifically dedicated to the display, promotion and sale of Action Industries' products. Lane's other gallery programs call for the display of Lane wood and upholstered furniture in settings that range from less than 3,000 to approximately 5,000 square feet.

 THOMASVILLE FURNITURE INDUSTRIES

  Thomasville products are offered at approximately 635 independently-owned retail locations, including approximately 245 Thomasville Galleries, approximately 80 Thomasville Home Furnishings stores and approximately 310 authorized Thomasville dealers. The foregoing figures reflect a review and reclassification by Thomasville of its distribution network that became effective on July 1, 1996. The Thomasville Gallery concept was initiated in 1983. Thomasville Galleries have an average 7,500 square feet of retail space specifically dedicated to the display, promotion and sale of Thomasville products. Management believes that the gallery concept results in increased sales of Thomasville products by encouraging the consumer to purchase a complete collection as opposed to individual pieces from different manufacturers. The first Thomasville Home Furnishings store opened in 1988. The typical Thomasville Home Furnishings store is a 15,000 square foot independently-owned store offering a broad range of Thomasville products, presented in a home-like setting by specially trained salespersons. Thomasville's management believes that the gallery and dedicated store programs have helped create one of the most efficient distribution systems in the industry.

  Thomasville's RTA/Promotional division sells promotional and RTA furniture to a variety of retailers for sale to consumer end-users and certain contract customers. Promotional furniture is sold to retail chains such as Wal-Mart and Levitz, as well as independent furniture stores. Promotional furniture is also sold in the hospitality and health care markets of Thomasville's contract business. RTA customers include national chains such as Wal-Mart and Ames, catalog showrooms, discount mass merchandisers, warehouse clubs and home furnishings retailers.

MARKETING AND ADVERTISING

  The Company continues to strengthen its valuable brand names through ongoing investment in innovative consumer advertising. The Company is one of the largest advertisers in the residential furniture industry. Advertising is used to increase consumer awareness of its brand names and is targeted to specific customer segments through leading shelter magazines and popular magazines such as Sports Illustrated, People and Reader's Digest. Each operating company uses focused advertising in major markets to create buying urgency around specific sale and location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs. The Company seeks to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs. The Company focuses its marketing efforts on prime potential customers utilizing information from databases and from callers to each operating company's toll-free telephone number. Each of the operating companies also advertises selectively on television in conjunction with dealers, and Action Industries and Thomasville also use television advertising independently.

 BROYHILL FURNITURE INDUSTRIES

  Broyhill's advertising programs focus on translating its strong consumer awareness into increased sales. According to the recent consumer survey conducted for the Company by America's Research Group, Broyhill was rated the number one brand in the industry in terms of brand awareness. In addition, a survey of readers by Better Homes and Gardens found that 92.5% of people recognized the name in an aided name recognition test, and a nationwide survey by Elegant Bride magazine found that when consumers were asked to name a furniture brand, Broyhill had the highest unaided name recognition of any residential furniture manufacturer (14% of the people in the survey named Broyhill as a furniture brand). In aided name recognition tests, consumers are given a list of furniture brand names and are asked to identify the names listed which they recognize. In an unaided name recognition test, consumers are not provided with a list of names from which to choose and are asked to name brands with which they are familiar.

  Broyhill's current marketing strategy features a national print advertising program in addition to traditional promotional programs such as furniture "giveaways" on television game shows and dealer-based promotions such as product mailings and brochures. The national print advertising program, which consists of multi-page lay-outs, is designed to appeal to the consumer's desire for decorating assistance and increased confidence in making the decision to purchase a big ticket product such as furniture. These advertisements are run in publications such as Better Homes and Gardens, Country Living and HOME magazine, which appeal to Broyhill's customer base. Game show promotions, a long-standing Broyhill tradition, include popular programs such as Wheel of Fortune and The Price is Right. An extensive public relations campaign also exposes Broyhill products in leading magazine and newspaper editorial features. In addition, Broyhill expects to begin a regional television advertising program in 1997.

 THE LANE COMPANY

  Management believes that Lane was the first residential furniture manufacturer to institute a national advertising campaign, although the Company is not aware of any records documenting this fact. Lane became a well-known brand name through Lane's initial use in the 1920s of creative advertising to promote its cedar chests. Since then, Lane has continued to use advertising programs to generate consumer awareness of the Lane brand name. Through Lane's in-house advertising agency, recent programs have been developed for print campaigns in national publications such as Country Home, Country Living, House Beautiful and Architectural Digest. Action Industries is engaged in selective national and regional television advertising.

  The Lane Keepsake program has made the Lane cedar chest one of the best-known furniture products in the industry and contributes to the high level of consumer recognition. The program enables the 1,100 participating dealers to establish early personal contact with a large number of women who are about to enter the bridal market as potential buyers of home furnishings. Information regarding a graduation gift of a miniature Lane cedar chest, available at the local participating furniture store, is sent to the parents of graduating high school women. This Keepsake program is believed to be instrumental in building consumer recognition and promoting the Lane brand name.

  Lane markets its products through the use of well-known designers and affiliation with institutions. For example, Lane has teamed up with widely recognized designers such as Raymond Waite, Mark Hampton, Dakota Jackson, Blake Tovin and Sandra Nunnerley, as well as design institutions such as the American Museum of Folk Art in New York, to design and market furniture collections.

  In 1996, Action Industries increased its advertising expenditures significantly and emphasized the use of fully integrated advertising programs. These campaigns are aimed at the promotion of selected products at coordinated times through all the various advertising channels employed by Action Industries, including shelter magazines, popular magazines and television.

 THOMASVILLE FURNITURE INDUSTRIES

  According to a recent consumer survey conducted by America's Research Group, Thomasville is consistently rated the "highest quality" residential furniture brand. Management seeks to enhance this brand identification through advertising programs. Thomasville's current campaign, featured in household magazines and periodic television commercials, emphasizes single dramatic, high quality wood and upholstery pieces to support the emphasis on higher quality. Thomasville invests in image advertising by placing advertisements in up-front positions in national household magazines, such as Better Homes and Gardens, Good Housekeeping and House Beautiful. Thomasville also utilizes focused advertising in major markets to create buying urgency around specific sale and location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs.

  To reach additional customers, Thomasville uses promotional discounts and dealer cooperative advertising support. Thomasville has two major retailer promotions, the Winter and Summer Thomasville Sales, which coincide with traditional industry sale periods and are supported by eight page color circulars and full page advertisements in USA Today. Typically, three to four million 32- to 36-page "magalogs" are mailed by retailers during these periods to draw customers to Thomasville Galleries and Thomasville Home Furnishings stores.

MANUFACTURING

  Management believes that the Company is one of the world's most advanced producers of furniture products and a leader in automated manufacturing, although there are no published industry figures available. The Company has sophisticated and computerized manufacturing facilities that are run by a well-trained, non-union work force. Management believes that the Company is one of the lowest cost producers in the furniture industry. In addition to cost efficiency, the high degree of automation results in substantial additional capacity, which can be accessed by implementing selected departmental second and third shifts. Management believes that the Company is well positioned to respond to an increase in demand for furniture products. As a result of the availability of some excess capacity in Lane and Thomasville manufacturing facilities, management believes that it will be able to meet its manufacturing requirements over the next several years without the necessity of making significant additional capital expenditures to expand capacity.

  Broyhill operates 17 finished case goods and upholstery production and warehouse facilities totaling over 5.0 million square feet of manufacturing and warehouse space. All finished goods plants are located in North Carolina. Broyhill pioneered the use of mass production techniques in the furniture industry and continues to be a leader in this area by utilizing longer production runs to achieve economies of scale. Short set-up times and long production runs have allowed for a reduction of both manufacturing cost and overhead over the last five years. In 1995, Broyhill completed construction of a state-of-the-art particleboard manufacturing facility that provides a captive, cost-effective source of high quality particleboard, a primary material used in the Company's products. In 1996, Broyhill added a new upholstery manufacturing facility with approximately $25.0 million of annual production capacity.

  Lane operates 15 finished case goods and upholstery production and warehouse facilities in Virginia, North Carolina and Mississippi. Since the late 1980s, significant capital expenditures have been made to acquire technologically advanced manufacturing equipment which has increased factory productivity. In 1993, Lane's Action Industries subsidiary completed a new 396,000 square foot plant, located in Mississippi, which manufactures motion furniture as well as a new sleep sofa product line. This facility added approximately $100 million of annual production capacity. Lane recently installed a state-of-the-art flat-line finishing system that produces quality high sheen and enhanced grain finishes.

  Thomasville manufactures or assembles its products at 16 finished case goods and upholstery production and warehouse facilities located in North Carolina, Virginia, Tennessee and Mississippi, close to sources of raw materials and skilled craftsmen. Each plant is specialized, manufacturing limited product categories, allowing longer, more efficient production runs and economies of scale. During recent years, Thomasville has focused on reducing manufacturing costs by closing less efficient plants, reducing labor costs and establishing process improvement programs.

  The manufacturing process for Thomasville's RTA/promotional product line is highly automated. Large fiberboard and particleboard sheets are machine-finished in long production runs, then stored and held for assembly using highly automated assembly lines. Completed goods are stored in an automated warehouse to provide quicker delivery to customers. All plant operations use automated manufacturing processes and inventory management systems. Ninety percent of Thomasville's RTA/promotional products are shipped within 14 days of production.

RAW MATERIALS AND SUPPLIERS

  The raw materials used by the Company in manufacturing its products are lumber, veneers, plywood, fiberboard, particleboard, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers and upholstered filling material (such as synthetic fibers, foam padding and polyurethane cushioning). The various types of wood used in the Company's products include cherry, oak, maple, pine and pecan, which are purchased domestically, and mahogany, which is purchased abroad. Fabrics, leathers and other raw materials are purchased both domestically and abroad. Management believes that its supply sources for those materials are adequate.

  The Company has no long-term supply contracts and has experienced no significant problems in supplying its operations. Although the Company has strategically selected suppliers of raw materials, the Company believes that there are a number of other sources available, contributing to its ability to obtain competitive pricing for raw materials. Raw materials prices fluctuate over time depending upon factors such as supply, demand and weather. Increases in prices may have a short-term impact on the Company's margins for its products.

  The majority of supplies for RTA and promotional products is purchased domestically, although paper and certain hardware is purchased abroad. Management believes, however, that its proximity to and relationships with suppliers are advantageous for the sourcing of such materials. In addition, by combining the purchase of various raw materials (such as foam, cartons, springs and fabric) and services, Lane and Broyhill have been able to realize cost savings. Management believes that the Company's position as the largest residential furniture manufacturer in the United States, based on domestic revenues (excluding estimated revenues of competitors from fabrics and decorative accessories), will create opportunities for additional cost savings.

ENVIRONMENTAL MATTERS

  The Company is subject to a wide-range of federal, state and local laws and regulations relating to protection of the environment, worker health and safety and the emission, discharge, storage, treatment and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and the Comprehensive Environmental, Response, Compensation and Liability Act ("Superfund"). Certain of the Company's operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, management closely monitors the Company's environmental performance at all of its facilities. Management believes that the Company is in substantial compliance with all environmental laws.

  Under the provisions of the Clean Air Act Amendments of 1990 (the "CAA"), in December 1995, the Environmental Protection Agency (the "EPA") promulgated air emission standards for the wood furniture industry. These regulations, known as National Emission Standards for Hazardous Air Pollutants ("NESHAPs"), govern the levels of emission of certain designated chemicals into the air and will require that the Company reduce emissions of certain volatile organic compounds ("VOCs") by November 1997. Management is investigating and evaluating techniques to meet these standards at all facilities to which the NESHAPs standards will apply. While the Company may be required to make capital investments at some of its facilities to ensure compliance, the Company believes that it will meet all applicable requirements in a timely fashion and that the amount of money required to meet the NESHAPs requirements will not materially affect its financial condition or its results of operations.

  The Company has been identified as a potentially responsible party ("PRP") at a number of Superfund sites. The Company believes that its liability with respect to most of the sites is de minimis, and the Company is entitled to indemnification by others with respect to liability at certain sites. The Company also accrued a reserve for such environmental liabilities in connection with the acquisition of Thomasville. Management believes that any liability as a PRP with regard to the Superfund sites will not have a material adverse effect on the financial condition or results of operations of the Company.

COMPETITION

  The furniture manufacturing industry is highly competitive. The Company's products compete with products made by a number of furniture manufacturers, including Lifestyle Furnishings International, Ltd. (formerly the home furnishings group of Masco Corporation), La-Z-Boy, Inc., Ladd Furniture, Inc., Bassett Furniture Industries, Inc., and Ethan Allen Interiors, as well as approximately 600 smaller producers. The elements of competition include pricing, styling, quality and marketing.

EMPLOYEES

  As of September 30, 1996, the Company employed approximately 20,600 people. None of the Company's employees is represented by a union.

BACKLOG

  The combined backlog of the Company's operating companies as of September 30, 1996 aggregated approximately $213.5 million, compared to approximately $195.2 million as of September 30, 1995. The backlog for September 30, 1995 has been adjusted to include the backlog for Thomasville. The Company expects that substantially all of the Company's order backlog as of September 30, 1996 will be filled before the end of the year.

                                  MANAGEMENT

  The executive officers and directors of the Company are as follows:

       NAME              AGE POSITION AND PRINCIPAL OCCUPATION
       ----              --- ---------------------------------
Richard B. Loynd........  68 Chairman of the Board of the Company
Wilbert G. Holliman,
 Jr.....................  59 President, Chief Executive Officer and Director of
                              the Company
Brent B. Kincaid........  65 President and Chief Executive Officer of Broyhill
K. Scott Tyler, Jr......  56 President and Chief Executive Officer of Lane
Frederick B. Starr......  63 President and Chief Executive Officer of
                              Thomasville
David P. Howard.........  45 Vice-President, Chief Financial Officer and
                              Treasurer of the Company
Lynn Chipperfield.......  44 Vice-President, General Counsel and Secretary of
                              the Company
Steven W. Alstadt.......  42 Controller and Chief Accounting Officer of the
                              Company
Leon D. Black...........  45 Director of the Company; Officer and director of
                              Apollo Capital Management, Inc. and Lion Capital
                              Management, Inc.
Michael S. Gross........  35 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management,
                              Inc.
John J. Hannan..........  43 Director of the Company; Officer and director of
                              Apollo Capital Management, Inc. and Lion Capital
                              Management, Inc.
Joshua J. Harris........  31 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management,
                              Inc.
Bruce A. Karsh..........  40 Director of the Company; President of Oaktree
                              Capital Management, LLC
John H. Kissick.........  54 Director of the Company; Officer of Lion Capital
                              Management, Inc. and advisor to Apollo Capital
                              Management, Inc.
Donald E. Lasater.......  70 Director of the Company; Retired, formerly
                              Chairman and Chief Executive Officer of
                              Mercantile Bancorporation, Inc.
Lee M. Liberman.........  74 Director of the Company; Retired, formerly
                              Chairman and Chief Executive Officer of Laclede
                              Gas Company
Marc J. Rowan...........  34 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management,
                              Inc.
John J. Ryan III........  69 Director of the Company; Director of Artemis S.A.
                              and Financiere Pinault S.A.
Michael D. Weiner.......  43 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management,
                              Inc.

  Apollo Capital Management, Inc. ("Apollo Capital") and Lion Capital Management, Inc. ("Lion Capital") are affiliates of Apollo and Lion, which together beneficially own approximately 55.1% of the outstanding Common Stock of the Company. See "Selling Stockholders" below. Apollo Capital and Lion Capital are the general partners of Apollo Advisors, L.P. ("Apollo Advisors") and Lion, respectively. Apollo Advisors is the managing general partner of Apollo, AIF II, L.P. and, together with an affiliate, Apollo Investment Fund III, L.P., each a private securities investment fund. Lion acts as financial advisor to and representative of certain institutional investors with respect to securities investments.

  MR. LOYND was the President and Chief Executive Officer of the Company until he was succeeded by Mr. Holliman on October 1, 1996. Mr. Loynd was originally elected Vice-President and member of the Board of

Directors of the Company in 1987. He was named President of the Company in March 1989 and became Chief Executive Officer in November 1989 and Chairman of the Board in June 1990. Previously, Mr. Loynd was Chairman of the Board of Converse Inc. from 1982 to 1989. He is a director of Emerson Electric Company, Converse Inc. and The Florsheim Shoe Company.

  MR. HOLLIMAN became President and Chief Executive Officer of the Company on October 1, 1996. Previously, Mr. Holliman was employed by Action Industries for more than 25 years, having been one of the founders of that company in 1970. He was Executive Vice President of Action Industries until January 1989, when he became President and Chief Operating Officer. Mr. Holliman subsequently became President and Chief Executive Officer commencing in 1993.

  MR. KINCAID has served as President and Chief Executive Officer of Broyhill since 1992. Previously, Mr. Kincaid held several positions within Broyhill, including Executive Vice President (1991 to 1992), Vice President--Operations (1987 to 1991) and Vice President-Purchasing (1982 to 1987).

  MR. TYLER has served as Chief Executive Officer of Lane since 1991 and President of Lane since 1989. From 1987 to 1989, Mr. Tyler served as President of the Lane Division, and has been a Vice President of Lane since 1986.

  MR. STARR was named President and Chief Executive Officer of Thomasville in 1982. From 1977 to 1982, Mr. Starr served as Senior Vice President and General Sales Manager of Thomasville.

  MR. HOWARD joined the Company in July 1984 as Director of Internal Audit. He was promoted to Controller in March 1990, elected Vice-President in April 1991 and appointed Chief Financial Officer in July 1994.

  MR. CHIPPERFIELD has served as General Counsel of the Company since January 1993, and as Vice-President and Secretary of the Company since January 1996. From 1986 to 1993, Mr. Chipperfield served as Assistant General Counsel of the Company.

  MR. ALSTADT joined the Company in June 1979 as a member of the Internal Audit Department. He was named Manager, Financial Reporting and Analysis in 1990 and was elected Controller and appointed Chief Accounting Officer in 1994.

                             CERTAIN TRANSACTIONS

  The Company is party to a consulting agreement with Apollo Advisors, an affiliate of the Company's controlling stockholders (the "Consulting Agreement"), pursuant to which Apollo Advisors provides corporate advisory, financial and other consulting services to the Company. Fees under the Consulting Agreement are payable at an annual rate of $500,000, plus out-of-pocket expenses. The Consulting Agreement is for a term currently expiring on December 31, 1997 and is automatically renewable for successive one-year terms unless terminated by independent members of the Board of Directors. Apollo and Lion will continue to have registration rights with respect to shares of Common Stock which will be owned by them after the Offerings.

                             SELLING STOCKHOLDERS

  This Prospectus relates to 10,000,000 shares of Common Stock, one-half of which are being offered by Apollo and one-half of which are being offered by Lion (the "Selling Stockholders"). This Prospectus also relates to an additional 1,500,000 shares of Common Stock which may be offered by the Selling Stockholders solely to cover over-allotments. Assuming the Selling Stockholders sell all of such 10,000,000 shares of Common Stock (approximately 16.3% of the outstanding Common Stock as of September 30, 1996) and the U.S. Underwriters exercise their over-allotment option in full, the Selling Stockholders will thereafter beneficially own 22,481,920 shares of Common
Stock (approximately 36.4% of the outstanding Common Stock of the Company as of September 30, 1996). Assuming the U.S. Underwriters do not exercise their over-allotment option, the Selling Stockholders will beneficially own 23,981,920 shares of Common Stock (approximately 38.9% of the outstanding Common Stock of the Company as of September 30, 1996). Shares beneficially owned by the Selling Stockholders include 290,821 shares issuable upon the exercise of Series 1 Warrants.

  Pursuant to a Registration Rights Agreement dated August 3, 1992, the Company has agreed to pay the expenses of the Offerings incurred by the Company (other than underwriting discounts and commissions). The Selling Stockholders and the Company have each agreed to indemnify the other against certain liabilities which may arise from the Offerings.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The Common Stock has a stated value of $1.00 per share.

  As of September 30, 1996, there were 61,426,281 shares of Common Stock outstanding held of record by approximately 3,000 persons, 3,874,876 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options having an average exercise price of $6.63 per share and 2,043,131 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants at an exercise price of $7.13 per share. All of the outstanding shares of Common Stock, including the shares of Common Stock to be sold in the Offering by the Selling Stockholders, are fully paid and non-assessable. No shares of Preferred Stock have been issued by the Company, and the Company has no current plans to issue any Preferred Stock.

COMMON STOCK

  Holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Shares of Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

  The Restated Certificate of Incorporation of the Company provides that the Company may issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances this could have the effect of decreasing the market price of the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

CERTAIN RESTATED CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

  Transactions with Substantial Stockholders. The Restated Certificate of Incorporation of the Company contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock of the Company (a "Substantial Stockholder") to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors of the Company (as defined in the Restated Certificate of Incorporation). If there are no Disinterested Directors, the transaction must be approved by the holders of a majority of the shares voting on such transaction of which the Substantial Stockholder is not a beneficial owner. Approval will also be required by the holders of a majority of the shares voting on such transaction not owned by the Substantial Stockholder, if the transaction is required to be approved by stockholders under applicable law (provided that such stockholder approval requirement will not be required if the Substantial Stockholder is the record owner of at least 90% of the outstanding Common Stock).

  Transactions covered by these provisions include (a) the merger or consolidation of the Company with a Substantial Stockholder, (b) the sale, exchange, mortgage, pledge, lease or transfer of assets to a Substantial Stockholder, (c) the issuance or transfer by the Company of any securities or other property to a Substantial Stockholder, (d) the reclassification of securities of the Company or the recapitalization or merger of the Company with any of its subsidiaries if the transaction would, directly or indirectly, increase the proportionate share of any class of equity or convertible securities of the Company or a subsidiary owned by a Substantial Stockholder, or (e) any other transaction with a Substantial Stockholder, including without limitation payment of compensation and management fees (but not including customary directors' fees and expense reimbursements). Covered transactions will not, however, include (1) bona fide loans by the Substantial Stockholder not exceeding $10.0 million in any 12-month period, (2) participation by the Substantial Stockholder in bona fide offerings of equity, convertible or equity-related securities by the Company to the extent required to allow the Substantial Stockholder to avoid dilution of its percentage interest in the Common Stock, (3) repurchases of securities either pursuant to certain open market transactions or on terms identical to those being offered to all other holders of the same securities, (4) the preparation and filing of registration statements with respect to securities received by any Substantial Stockholder pursuant to the Plan of Reorganization and the payment of reasonable expenses associated therewith, and (5) other immaterial transactions in the ordinary course of business.

  Repurchase of Stock. The Restated Certificate of Incorporation of the Company provides that, except under certain circumstances, the Company may not repurchase its stock at a price greater than the Market Price (as defined in the Company's Restated Certificate of Incorporation) or for consideration other than cash from a 5% or more stockholder who has held such shares for less than two years, unless the repurchase is authorized by a majority of all shares entitled to vote generally in the election of directors, excluding the shares held by such stockholder.

  No Stockholder Action by Written Consent; Special Meetings. The Company's Restated Certificate of Incorporation and By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders, and prohibit stockholder action by written consent in lieu of a meeting. The Company's Restated Certificate of Incorporation and By-Laws provide that special meetings of stockholders can only by called (i) pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) upon the request of stockholders holding 20% or more the Company's voting stock outstanding at that time. Any call for a special meeting of stockholders must specify the matters to be acted upon at such a meeting and only those specified matters may be acted upon at such special meeting.

  Supermajority Vote Requirements. The Company's Restated Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least a majority of all shares voting, excluding the shares owned by a Substantial Stockholder, to approve an Affiliate Transaction (as defined in the Company's Restated Certificate of Incorporation) and requiring the affirmative vote of the holders of at least a majority of all shares entitled to vote generally in the election of directors, excluding the shares owned by an Interested Stockholder (as defined in the Company's Restated Certificate of Incorporation), to approve a Stock Repurchase (as defined in the Company's Restated Certificate of Incorporation) from an Interested Stockholder.

  The Company's Restated Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 75% of all shares entitled to vote generally in the election of directors and, in addition, the affirmative votes of the holders of at least 50% of the shares voting, excluding the shares owned by a Substantial

Stockholder, to alter, amend, repeal or adopt provisions inconsistent with present provisions providing for action by stockholders only during duly called annual or special meetings and not by consent, the calling of special meeting of stockholders, defining the phrase "Substantial Stockholder" and approving Affiliate Transactions.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is KeyCorp Shareholder Services Inc.

            CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. STOCKHOLDERS

  The following is a general discussion of the material Federal income and estate tax consequences of the ownership and disposition of a share of Common Stock by beneficial owner of such shares that is not a U.S. person for U.S. Federal income tax purposes (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any State or political subdivision of the foregoing, or any estate or trust whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source. The discussion does not address all aspects of Federal income and estate taxation nor any aspects of state, local, or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to particular non-U.S. holders (including insurance companies, tax-exempt organizations, financial institutions, broker dealers or certain U.S. expatriates). Furthermore, the following discussion is based on current provisions of the Code, the regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Treasury regulations were recently proposed that would, if adopted in their present form, revise in certain respects the rules applicable to non-U.S. holders of Common Stock (the "Proposed Regulations"). The Proposed Regulations are generally proposed to be effective with respect to payments made after December 31, 1997. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations. Each prospective investor is urged to consult its own tax adviser as to its personal tax situation with respect to the U.S. Federal, state and local consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. INCOME TAX CONSEQUENCES

  It is not currently contemplated that the Company will pay dividends on the Common Stock in the foreseeable future. If the Company were to pay a dividend in the future, such a dividend paid to a non-U.S. holder would be subject to U.S. withholding tax at a 30% rate, or if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder). A dividend that is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder) will generally be exempt from the withholding tax described above and subject instead (i) to the U.S. Federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, a 30% (or, if applicable, lower treaty rate) branch profits tax that in general is imposed on its "effectively connected earnings and profits" (within the meaning of the Code) for the taxable year, as adjusted for certain items.

  Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the Proposed Regulations, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In the case of a foreign partnership, the certification requirement would generally be applied to the partners of the partnership. In addition, the Proposed Regulations also would require the partnership to provide certain information, including a United States taxpayer identification number, and would provide look-through rules for tiered partnerships. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

  Under current law, a non-U.S. holder generally will not be subject to U.S. Federal income tax on any gain recognized on a sale or other disposition of a share of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or a business within the United States of the non-U.S. holder and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder, (ii) the gain is not described in clause (i) above, the non-U.S. holder is an individual who holds the share as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. Federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or
(iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such non-U.S. holder's holding period. If the Company were to become a USRPHC, gains realized upon a disposition of Common Stock by a non-U.S. holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market. In case of a non-U.S. holder that is described under clause (i) above, its gain will be subject to the U.S. Federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax as described in the preceding paragraph. An individual non-U.S. holder that is described under clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale.

U.S. ESTATE TAX CONSEQUENCES

  Shares of Common Stock owned at the time of his or her death by an individual non-U.S. holder will be includible in his or her gross estate for U.S. Federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and may be subject to U.S. Federal estate tax.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

 Dividends

  Except as provided below, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. In general, backup withholding at a rate of 31% and additional information reporting will apply to dividends paid on shares of Common Stock to holders that are not "exempt recipients" and that fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. However, dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. Federal income tax and such additional information reporting.

 Broker Sales

  If a non-U.S. holder sells shares of Common Stock through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption.

 Refunds

  Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's U.S. Federal income tax liability, provided that the required information is furnished to the IRS.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the U.S. Underwriting Agreement dated the date hereof (the "U.S. Underwriting Agreement"), each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Smith Barney Inc., CS First Boston Corporation, Dillon, Read & Co. Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated and Wheat, First Securities, Inc. are acting as the representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholders the number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below.

U.S. UNDERWRITERS                                               NUMBER OF SHARES
-----------------                                               ----------------
Smith Barney Inc...............................................
CS First Boston Corporation....................................
Dillon, Read & Co. Inc.........................................
Merrill Lynch, Pierce Fenner & Smith
 Incorporated..................................................
Wheat, First Securities, Inc...................................
                                                                   ---------
  Total........................................................    8,000,000
                                                                   =========

  Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof (the "International Underwriting Agreement"), each of the managers of the concurrent International Offering named below (the "Managers"), for whom Smith Barney Inc., CS First Boston Limited, Dillon, Read & Co. Inc., Merrill Lynch International and Wheat, First Securities, Inc. are acting as lead managers (the "Lead Managers"), has severally agreed to purchase from the Selling Stockholders the numbers of shares of Common Stock set forth opposite the name of such Manager below.

MANAGERS                                                        NUMBER OF SHARES
--------                                                        ----------------
Smith Barney Inc...............................................
CS First Boston Limited........................................
Dillon, Read & Co. Inc.........................................
Merrill Lynch International....................................
Wheat, First Securities, Inc...................................
                                                                   ---------
  Total........................................................    2,000,000
                                                                   =========

  Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the several U.S. Underwriters and the several Managers to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares offered hereby to certain dealers at a price
which represents a concession not in excess of $    per share under the price
to public. The U.S. Underwriters and the Managers may allow, and such dealers
may reallow, a concession not in excess of $    per share to other U.S.
Underwriters or Managers, respectively, or to certain other dealers. The Representatives and the Managers have advised the Company that the U.S. Underwriters and the Managers do not intend to confirm any shares to accounts over which they exercise discretionary authority.

  The Selling Stockholders have granted the U.S. Underwriters an option, exercisable at any time and from time to time during a 30-day period from the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting commissions. The U.S. Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sales of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each U.S. Underwriter's name in the preceding U.S. Underwriters table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  The Company, certain of its officers and directors and the Selling Stockholders have agreed that, for a period of 120 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company, or grant any options or warrants to purchase Common Stock, except in certain circumstances.

  The U.S. Underwriters and the Managers have entered into an Agreement between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that as part of the distribution of the shares offered in the U.S. Offering (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the shares offered in the International Offering: (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including (i) certain purchases and sales between the U.S. Underwriters and the Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a Manager or by a Manager who is also acting as a U.S. Underwriter, and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to U.S. or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Public Offering of Securities Regulation 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from, or otherwise involving, the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the U.S. Underwriters or the Managers that would permit any offering to the general public of the Common Stock offered hereby in any jurisdiction other than the United States.

  Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed. The price of shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  Smith Barney Inc. has from time to time performed various investment banking services for the Company, including in connection with the Company's acquisition of Thomasville, and has received customary fees in respect of such services.

  The Company, the Selling Stockholders, the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Selling Stockholders by Akin, Gump, Strauss, Hauer & Feld, LLP, New York, New York and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company and subsidiaries as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The pro forma adjustments appearing in the Company's pro forma condensed consolidated statement of operations for the year ended December 31, 1995, included herein have been examined by KPMG Peat Marwick LLP, independent certified public accountants. Such financial statements, schedule, and pro forma adjustments have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Thomasville as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein, and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting for post employment benefits, post retirement benefits and income taxes.

  In addition, the consolidated balance sheet of Thomasville as of December 29, 1995 and the related consolidated statement of operations for the year then ended, have been incorporated by reference herein, and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the omission, in the consolidated financial statements of the Company, of the consolidated statements of shareholder's equity and cash flows for the year ended December 29, 1995 and notes to the consolidated financial statements which are required by generally accepted accounting principles and results in an incomplete presentation. The report also refers to Thomasville's acquisition by the Company on December 29, 1995. The acquisition was accounted for under the purchase method of accounting. The accompanying consolidated financial statements do not include the effects of push down accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Commission Regional Offices: Seven World Trade Center, 13th Floor, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Such material can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005, on which the Company's Common Stock is listed. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

  This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. I-91) are incorporated by reference in this Prospectus:

    (1) Annual Report on Form 10-K for the year ended December 31, 1995 as amended by Form 10-K/A-1 filed February 22, 1996;

    (2) Quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

    (3) Current Report on Form 8-K filed January 12, 1996 as amended by Form 8-K/A-1 filed January 16, 1996, and Form 8-K/A-2 filed February 1, 1996, Current Report on Form 8-K filed January 31, 1996 and Current Report on Form 8-K filed October 18, 1996; and

    (4) the description of the Company's Common Stock contained in its Form 8 filed with the Commission on June 29, 1992.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Furniture Brands International, Inc., 101 South Hanley Road, St. Louis, Missouri 63105-3493, Attention: Secretary (telephone number (314) 863-1100).

                      FURNITURE BRANDS INTERNATIONAL, INC.

            INDEX TO CONSOLIDATED AND PRO FORMA FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Independent Auditors' Report.............................................  F-2
Consolidated Balance Sheet as of December 31, 1994 and 1995..............  F-3
Consolidated Statement of Operations for the Years Ended December 31,
 1993, 1994 and 1995.....................................................  F-4
Consolidated Statement of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995.....................................................  F-5
Consolidated Statement of Shareholders' Equity for the Years Ended
 December 31, 1993, 1994 and 1995........................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheet as of September 30, 1996...................... F-20
Consolidated Statement of Operations for the Nine Months Ended September
 30, 1995 and September 30, 1996......................................... F-21
Consolidated Statement of Cash Flows for the Nine Months Ended September
 30, 1995 and September 30, 1996......................................... F-22
Notes to Consolidated Financial Statements............................... F-23
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Independent Auditors' Report............................................. F-25
Pro Forma Condensed Consolidated Statement of Operations for the Year
 Ended December 31, 1995................................................. F-26
Notes to Pro Forma Condensed Consolidated Financial Statements........... F-27

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
  Furniture Brands International, Inc.:

  We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. (formerly, INTERCO INCORPORATED) and subsidiaries (the "Company") as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

St. Louis, Missouri
January 30, 1996

                          CONSOLIDATED BALANCE SHEETS

                                                      DECEMBER 31, DECEMBER 31,
                                                          1994         1995
                                                      ------------ ------------
                                                       (DOLLARS IN THOUSANDS)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................   $ 32,145    $   26,412
  Receivables, less allowances of $5,062 and $20,724
   at December 31, 1994 and 1995 (Note 9)............    202,270       276,116
  Inventories (Note 6)...............................    155,031       269,677
  Prepaid expenses and other current assets..........     14,325        17,888
                                                        --------    ----------
      Total current assets...........................    403,771       590,093
Property, plant and equipment:
  Land...............................................     11,933        16,635
  Buildings and improvements.........................    111,076       166,214
  Machinery and equipment............................    115,407       206,580
                                                        --------    ----------
                                                         238,416       389,429
  Less accumulated depreciation......................     57,023        83,023
                                                        --------    ----------
    Net property, plant and equipment................    181,393       306,406
Intangible assets (Note 7)...........................    275,767       370,307
Other assets.........................................     20,804        24,933
                                                        --------    ----------
                                                        $881,735    $1,291,739
                                                        ========    ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (Note 9)......   $ 16,574    $   18,639
  Accounts payable...................................     37,721        53,093
  Accrued employee compensation......................     19,771        29,020
  Accrued interest expense...........................      1,652         1,304
  Other accrued expenses.............................     19,730        33,001
                                                        --------    ----------
      Total current liabilities......................     95,448       135,057
Long-term debt, less current maturities (Note 9).....    409,679       705,040
Other long-term liabilities..........................    101,214       150,486
Shareholders' equity:
  Preferred stock, authorized 10,000,000 shares, no
   par value--issued, none...........................        --            --
  Common stock, authorized 100,000,000 shares, $1.00
   stated value (no par value)--issued 50,076,515 and
   50,120,079 shares at December 31, 1994 and 1995
   (Note 10).........................................     50,076        50,120
  Paid-in capital....................................    220,788       218,156
  Retained earnings..................................      4,530        32,880
                                                        --------    ----------
      Total shareholders' equity.....................    275,394       301,156
                                                        --------    ----------
                                                        $881,735    $1,291,739
                                                        ========    ==========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            YEAR ENDED DECEMBER 31,
                                 ----------------------------------------------
                                     1993           1994             1995
                                 -----------------------------  ---------------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales......................  $     980,532 $     1,072,696  $     1,073,889
Costs and expenses:
  Cost of operations...........        685,749         752,528          760,393
  Selling, general and adminis-
   trative expenses............        186,205         199,333          198,321
  Depreciation and amortization
   (includes $16,463, $16,900
   and $15,922 related to fair
   value adjustments)..........         34,455          35,776           36,104
                                 ------------- ---------------  ---------------
Earnings from operations.......         74,123          85,059           79,071
Interest expense...............         38,621          37,886           33,845
Other income, net:
  Gain on insurance settlement
   (Note 15)...................            --              --             7,882
  Other........................          1,764           1,668            3,930
                                 ------------- ---------------  ---------------
Earnings before income tax
 expense, discontinued
 operations and extraordinary
 item..........................         37,266          48,841           57,038
Income tax expense (Note 11)...         15,924          20,908           22,815
                                 ------------- ---------------  ---------------
Net earnings from continuing
 operations....................         21,342          27,933           34,223
Discontinued operations (Note
 4):
  Earnings from operations, net
   of taxes....................         24,026          25,443              --
  Loss on distribution, net of
   taxes.......................            --          (15,104)             --
                                 ------------- ---------------  ---------------
Net earnings before extraordi-
 nary item.....................         45,368          38,272           34,223
Extraordinary item--early
 extinguishment of debt, net of
 tax benefit (Note 5)..........            --              --            (5,815)
                                 ------------- ---------------  ---------------
Net earnings...................  $      45,368 $        38,272  $        28,408
                                 ============= ===============  ===============
Net earnings per common share--
 primary (Note 3):
  Net earnings from continuing
   operations..................  $        0.41 $          0.54  $          0.67
  Discontinued operations......           0.47            0.20              --
  Extraordinary item--early ex-
   tinguishment of debt........            --              --             (0.11)
                                 ------------- ---------------  ---------------
Net earnings per common share--
 primary.......................  $        0.88 $          0.74  $          0.56
                                 ============= ===============  ===============
Net earnings per common share--
 fully diluted (Note 3):
  Net earnings from continuing
   operations..................  $        0.41 $          0.54  $          0.65
  Discontinued operations......           0.47            0.20              --
  Extraordinary item--early ex-
   tinguishment of debt........            --              --             (0.11)
                                 ------------- ---------------  ---------------
Net earnings per common share--
 fully diluted.................  $        0.88 $          0.74  $          0.54
                                 ============= ===============  ===============

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1993      1994       1995
                                                 --------  ---------  ---------
                                                    (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
  Net earnings.................................  $ 45,368  $  38,272  $  28,408
  Adjustments to reconcile net earnings to net
   cash provided by operating activities:
    Net loss on early extinguishment of debt...       --         --       5,815
    Net earnings from discontinued operations..   (24,026)   (10,339)       --
    Depreciation of property, plant and equip-
     ment......................................    24,304     25,675     26,371
    Amortization of intangible and other as-
     sets......................................    10,151     10,101      9,733
    Noncash interest and other expense.........     2,097        196      2,150
    (Increase) decrease in receivables.........    (3,237)   (27,979)       165
    (Increase) decrease in inventories.........   (11,072)   (20,553)     3,340
    (Increase) decrease in prepaid expenses and
     other assets..............................      (714)     2,648      1,179
    Increase (decrease) in accounts payable,
     accrued interest expense and other accrued
     expenses..................................    (3,866)    15,788      6,133
    Increase (decrease) in income taxes........     3,938    (17,021)     8,661
    Increase (decrease) in net deferred tax li-
     abilities.................................       969      7,904       (211)
    Increase (decrease) in other long-term lia-
     bilities..................................      (886)    (2,676)       246
                                                 --------  ---------  ---------
  Net cash provided by continuing operations...    43,026     22,016     91,990
  Net cash used by discontinued operations.....   (11,993)   (16,695)       --
                                                 --------  ---------  ---------
  Net cash provided by operating activities....    31,033      5,321     91,990
                                                 --------  ---------  ---------
Cash Flows from Investing Activities:
  Acquisition of business (Note 2).............       --         --    (335,438)
  Proceeds from the disposal of assets.........       358      5,621        519
  Additions to property, plant and equipment...   (30,197)   (21,108)   (35,616)
                                                 --------  ---------  ---------
  Net cash used by investing activities........   (29,839)   (15,487)  (370,535)
                                                 --------  ---------  ---------
Cash Flows from Financing Activities:
  Payments for debt issuance costs.............       --     (11,455)   (14,026)
  Additions to long-term debt..................       --     423,000    576,000
  Payments of long-term debt...................   (20,940)  (404,741)  (286,574)
  Proceeds from the issuance of common stock...        42        698        201
  Payments for the repurchase of common stock
   warrants....................................       --         --      (2,789)
                                                 --------  ---------  ---------
  Net cash provided (used) by financing activi-
   ties........................................   (20,898)     7,502    272,812
                                                 --------  ---------  ---------
Net decrease in cash and cash equivalents......   (19,704)    (2,664)    (5,733)
Cash and cash equivalents at beginning of peri-
 od............................................    54,513     34,809     32,145
                                                 --------  ---------  ---------
Cash and cash equivalents at end of period.....  $ 34,809  $  32,145  $  26,412
                                                 ========  =========  =========
Supplemental Disclosure:
  Cash payments for income taxes, net..........  $ 11,115  $  37,127  $  14,386
                                                 ========  =========  =========
  Cash payments for interest...................  $ 38,454  $  39,345  $  32,010
                                                 ========  =========  =========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                         COMMON  PAID-IN   RETAINED
                                          STOCK  CAPITAL   EARNINGS    TOTAL
                                         ------- --------  --------  ---------
                                               (DOLLARS IN THOUSANDS)
Balance December 31, 1992..............  $50,000 $225,400  $ 17,714  $ 293,114
Net earnings...........................                      45,368     45,368
Common stock activity:
  Stock option grants and exercises
   (Note 10)...........................        4      988                  992
  Warrant exercises--282 shares........                 3                    3
Foreign currency translations..........                        (920)      (920)
                                         ------- --------  --------  ---------
Balance December 31, 1993..............   50,004  226,391    62,162    338,557
Net earnings...........................                      38,272     38,272
Common stock activity:
  Stock option exercises (Note 10).....       71      615                  686
  Warrant exercises--983 shares........        1       11                   12
Foreign currency translations..........                       2,659      2,659
Distribution of discontinued operations
 to shareholders.......................            (6,229)  (98,563)  (104,792)
                                         ------- --------  --------  ---------
Balance December 31, 1994..............   50,076  220,788     4,530    275,394
Net earnings...........................                      28,408     28,408
Common stock activity:
  Stock option exercises (Note 10).....       43      153                  196
  Warrant exercises--564 shares........        1        4                    5
  Warrants purchased--1,489,422
   shares..............................            (2,789)              (2,789)
Foreign currency translations..........                         (58)       (58)
                                         ------- --------  --------  ---------
Balance December 31, 1995..............  $50,120 $218,156  $ 32,880  $ 301,156
                                         ======= ========  ========  =========


          See accompanying notes to consolidated financial statements.

                     FURNITURE BRANDS INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. THE COMPANY

  Furniture Brands International, Inc. (the "Company") is a major manufacturer of residential furniture. During the year ended December 31, 1995, the Company had two primary operating subsidiaries, Broyhill Furniture Industries, Inc. and The Lane Company, Incorporated. On December 29, 1995, the Company acquired Thomasville Furniture Industries, Inc. ("Thomasville"). In conjunction with the acquisition, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility.

  Substantially all of the Company's sales are made to unaffiliated furniture retailers. The Company has a diversified customer base with no one customer accounting for 10% or more of consolidated sales and no particular concentration of credit risk in one economic section. Foreign operations and sales are not material.

  On November 17, 1994, the Company simultaneously refinanced the majority of its outstanding indebtedness and distributed to holders of its common stock the common stock of The Florsheim Shoe Company and the common stock of Converse Inc. (which, in aggregate, represented the Company's footwear segment). Upon completion of this restructuring, the Company retained no ownership interest or management control of the footwear businesses. Accordingly, the financial results of the footwear businesses have been reflected as discontinued operations for all applicable periods.

2. ACQUISITION OF BUSINESS

  On December 29, 1995, the Company acquired all of the outstanding stock of Thomasville Furniture Industries, Inc. The purchase price totaled $331,200 plus the assumption of $8,000 of long-term debt. The purchase price, including capitalized expenses which approximated $4,200, was paid in cash. The transaction was accounted for as a purchase and, since the acquisition occurred as of the last business day of 1995, has been reflected in the Company's consolidated balance sheet. The Company's results of operations for 1995 do not include any of the operations of Thomasville. The total acquisition cost exceeded the estimated fair value of the net assets acquired by $105,764 with such amount being recorded as an intangible asset.

  The following unaudited summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company for 1994 and 1995 with those of Thomasville as if the transaction occurred at the beginning of each year presented.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1994        1995
                                                        ----------- -----------
Net sales.............................................. $ 1,599,339 $ 1,624,116
Net earnings from continuing operations................      30,963      37,422
Net earnings...........................................      41,302      31,607
Net earnings per common share--fully diluted:
  Continuing operations................................        0.60        0.72
  Total................................................        0.80        0.61

  The pro forma data has been adjusted, net of income taxes, to reflect interest expense and the amortization of the excess of cost over net assets acquired. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of each year presented.

                     FURNITURE BRANDS INTERNATIONAL, INC.

3. SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies of the Company are set forth below.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Name Change

  Effective March 1, 1996, the Company changed its name from INTERCO INCORPORATED to Furniture Brands International, Inc.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries, the majority of which are wholly owned. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The operating companies included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53 week fiscal year. 1993, 1994 and 1995 all represent 52 week fiscal years.

 Cash and Cash Equivalents

  The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Short-term investments are recorded at amortized cost, which approximates market.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property, Plant and Equipment

  Property, plant and equipment are recorded at cost when acquired. Expenditures for improvements are capitalized while normal repairs and maintenance are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts, and gains or losses on the dispositions are reflected in results of operations. For financial reporting purposes, the Company utilizes both accelerated and straight-line methods of computing depreciation and amortization. Such expense is computed based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment.

 Intangible Assets

  The Company emerged from Chapter 11 reorganization effective with the beginning of business on August 3, 1992. In accordance with generally accepted accounting principles, the Company was required to adopt "fresh-start" reporting which included adjusting all assets and liabilities to their fair values as of the effective date. The ongoing impact of the adoption of fresh-start reporting is reflected in the financial statements for all years presented.

                     FURNITURE BRANDS INTERNATIONAL, INC.

  As a result of adopting fresh-start reporting, the Company recorded reorganization value in excess of amounts allocable to identifiable assets of approximately $146,000. This intangible asset is being amortized on a straight-line basis over a 20 year period.

  Also in connection with the adoption of fresh-start reporting, the Company recorded approximately $156,800 in fair value of trademarks and trade names based upon an independent appraisal. Such trademarks and trade names are being amortized on a straight-line basis over a 40 year period.

  The excess of cost over net assets acquired in connection with the acquisition of Thomasville totaled approximately $105,764. This intangible asset is being amortized on a straight-line basis over a 40 year period.

 Revenue Recognition

  The Company recognizes revenue when finished products are shipped with appropriate provisions for returns and uncollectible accounts.

 Income Tax Expense

  Income tax expense is based on results of operations before discontinued operations and extraordinary items. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

 Extraordinary Item

  In conjunction with the December 29, 1995 acquisition of Thomasville, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility. As a result thereof, the Company charged to results of operations, as an extraordinary item, the deferred financing fees and expenses pertaining to such credit facilities.

 Net Earnings Per Common Share

  Net earnings per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The stock options and warrants outstanding (Note 10) are considered common stock equivalents. Weighted average shares used in the calculation of primary and fully diluted net earnings per common share for 1995 were 50,639,000 and 52,317,000, respectively.

 Reclassification

  Certain 1993 and 1994 amounts have been reclassified to conform to the 1995 presentation.

                     FURNITURE BRANDS INTERNATIONAL, INC.

4. DISCONTINUED OPERATIONS

  On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which, in aggregate, represented the Company's footwear segment) to its shareholders. In accordance with generally accepted accounting principles, the financial results for the footwear segment are reported as "Discontinued Operations" and the Company's financial results of prior periods were restated. Condensed results of the discontinued operations were as follows:

                                            YEAR ENDED     ELEVEN MONTHS ENDED
                                         DECEMBER 31, 1993  NOVEMBER 17, 1994
                                         ----------------- -------------------
Net sales...............................     $ 676,282          $ 663,637
                                             =========          =========
Earnings before income tax expense......        38,706             40,047
Income tax expense......................        14,680             14,604
                                             ---------          ---------
Net earnings............................     $  24,026          $  25,443
                                             =========          =========
Loss on distribution, net of taxes of
 $4,564.................................     $     --           $ (15,104)
                                             =========          =========

  The loss on distribution reflects expenses related to: the distribution of the common stock of The Florsheim Shoe Company and Converse Inc. to the Company's shareholders, including certain expenses associated with establishing the capital structure of each company; compensation expense accrued as a result of adjustments required to be made to exercisable employee stock options; interest expense on certain long-term debt defeased, net of estimated interest income to be received from the trustees; and applicable income taxes.

  Prior to the distribution of the common stock of The Florsheim Shoe Company to its shareholders, the Company had guaranteed certain of Florsheim's retail store operating leases. At December 31, 1995, the Company had guarantees outstanding on 101 retail store leases with a contingent liability totaling approximately $37,400. The Florsheim Shoe Company has agreed to indemnify the Company against any losses incurred as a result of the lease guarantees.

5. EXTRAORDINARY ITEM--EARLY EXTINGUISHMENT OF DEBT

  In conjunction with the December 29, 1995 acquisition of Thomasville, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility. As a result thereof, the Company charged to results of operations $5,815, net of taxes of $3,478, representing the deferred financing fees and expenses pertaining to such credit facilities. The charge was recorded as an extraordinary item.

6. INVENTORIES

  Inventories are summarized as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
      Finished products...............................   $ 66,445     $114,857
      Work-in-process.................................     36,365       51,259
      Raw materials...................................     52,221      103,561
                                                         --------     --------
                                                         $155,031     $269,677
                                                         ========     ========

                     FURNITURE BRANDS INTERNATIONAL, INC.

7. INTANGIBLE ASSETS

  Intangible assets include the following:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
      Intangible assets, at cost:
        Reorganization value in excess of amounts al-
         locable
         to identifiable assets......................    $146,063     $146,063
        Trademarks and trade names...................     156,828      156,828
        Excess of cost over net assets acquired......         --       105,764
                                                         --------     --------
                                                          302,891      408,655
      Less accumulated amortization..................      27,124       38,348
                                                         --------     --------
                                                         $275,767     $370,307
                                                         ========     ========

8. SHORT-TERM FINANCING

  In conjunction with the December 29, 1995 acquisition of Thomasville and related refinancing of certain long-term debt, the Company entered into a $630,000 Secured Credit Agreement which includes a $180,000 revolving credit facility. The revolving credit facility allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $60,000, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On December 29, 1995, $71,000 in cash borrowings were outstanding under the revolving credit facility as a result of the acquisition of Thomasville. Cash borrowings from the revolving credit facility have no fixed amortization and, since the facility does not mature until December 2001, are classified as long-term debt.

  As part of the Secured Credit Agreement, the revolving credit facility is secured by a first priority lien on and security interest in substantially all of the Company's assets except for trade receivables. See Note 9--Long-Term Debt for further information regarding the Secured Credit Agreement.

  The outstanding cash borrowings under the revolving credit facility bear interest at a base rate plus 1.125% or at an adjusted Eurodollar rate plus 2.125%, depending upon the type of loan the Company executes. The "spread" or margin over the base rate and Eurodollar rate is subject to a "step-down" or reduction when the Company achieves certain financial performance ratios. At December 31, 1995, there was $71,000 of cash borrowings outstanding under the revolving credit facility, all of which are classified as long-term debt.

  Under the letter of credit facility, a fee of 2.125% per annum (subject to the same "step-down" as noted earlier) is assessed for the account of the lenders ratably. A further fee of 0.25% is assessed on stand-by letters of credit representing a facing fee. A customary administrative charge for processing letters of credit is also payable to the relevant issuing bank. Letter of credit fees are payable quarterly in arrears. At December 31, 1995, there were $28,300 in letters of credit outstanding under the revolving credit facility.

                     FURNITURE BRANDS INTERNATIONAL, INC.

9. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1994         1995
                                                       ------------ ------------
      Secured credit agreement........................   $285,000     $521,000
      Receivables securitization facility.............    130,000      185,000
      Other...........................................     11,253       17,679
                                                         --------     --------
                                                          426,253      723,679
      Less current maturities.........................     16,574       18,639
                                                         --------     --------
                                                         $409,679     $705,040
                                                         ========     ========

  On December 29, 1995, in conjunction with the acquisition of Thomasville, the Company refinanced its Secured Credit Agreement by entering into a new $630,000 facility with a group of financial institutions. The Company also amended its Receivables Securitization Facility to increase its maximum availability to $225,000. Proceeds from these loan facilities were used to repay the existing secured credit facility and to acquire Thomasville.

  The following discussion summarizes certain provisions of the long-term debt.

 Secured Credit Agreement

  The common stock of the Company's principal subsidiaries, substantially all of the Company's cash, working capital (other than trade receivables) and property, plant and equipment, have been pledged or mortgaged as security for the Secured Credit Agreement. The Secured Credit Agreement contains a number of restrictive covenants and events of default, including covenants limiting capital expenditures and incurrence of debt, and requires the Company to achieve certain financial ratios, some of which become more restrictive over time.

  The Secured Credit Agreement consists of the revolving credit facility discussed in Note 8 and three term loan facilities with the following terms:

                                                                INTEREST RATE MARGIN
                          DECEMBER 31, 1995     MATURITY      -------------------------
                               BALANCE            DATE        BASE RATE EURODOLLAR RATE
                          ----------------- ----------------- --------- ---------------
Term loan "A" facility..      $250,000      December 29, 2001   1.125%       2.125%
Term loan "B" facility..       100,000         March 29, 2003   1.625%       2.625%
Term loan "C" facility..       100,000         March 29, 2004   2.125%       3.125%

  Similar to the revolving credit facility, the "spread" or margin over the base rate and Eurodollar rate is subject to a "step-down" or reduction when the Company achieves certain financial performance ratios. Interest is payable based upon the type (base rate or Eurodollar rate) of the loan the Company executes; however, interest is payable quarterly at a minimum. At December 31, 1995, all loans outstanding under the Secured Credit Agreement were based on the Eurodollar rate.

                     FURNITURE BRANDS INTERNATIONAL, INC.

  Mandatory principal payments of the term loan "A" facility are semi-annual (last business day of June and December). Mandatory principal payments of the term loan "B" facility are semi-annual through 2001 and convert to quarterly payments beginning in March 2002. Mandatory principal payments of the term loan "C" facility are semi-annual through 2002 and convert to quarterly payments beginning in June 2003. Annual mandatory principal payments are as follows:

                              TERM LOAN FACILITY

      YEAR                                          A       B       C     TOTAL
      ----                                       ------- ------- ------- -------
      1996...................................... $15,000 $ 1,000 $ 1,000 $17,000
      1997......................................  20,000   1,000   1,000  22,000
      1998......................................  25,000   1,000   1,000  27,000
      1999......................................  50,000   1,000   1,000  52,000
      2000......................................  65,000   1,000   1,000  67,000
      2001......................................  75,000   1,000   1,000  77,000
      2002......................................     --   75,200   1,000  76,200
      2003......................................     --   18,800  69,750  88,550
      2004......................................     --      --   23,250  23,250

  In addition to mandatory principal payments, the term loan facilities require principal payments from excess cash flow (as defined in the Secured Credit Agreement), and a portion of the net proceeds realized from (i) the sale, conveyance or other disposition of collateral securing the debt or (ii) the sale by the Company for its own account of additional subordinated debt and/or shares of its preferred and/or common stock. The revolving credit facility has no mandatory principal payments prior to its maturity date.

 Receivables Securitization Facility

  The amended Receivables Securitization Facility is an obligation of the Company which matures on December 29, 2000 and is secured by substantially all of the Company's trade receivables. The facility operates through use of a special purpose subsidiary (Interco Receivables Corp.) which "buys" trade receivables from the operating companies and "sells" interests in same to a third party financial institution, which uses the interests as collateral for borrowings in the commercial paper market to fund the purchases. The Company accounts for this facility as long-term debt.

  The Company pays a commercial paper index rate on all funds received (outstanding) on the facility. In addition, a program fee of 0.75% per annum on the entire $225,000 facility is payable on a monthly basis. The balance outstanding at December 31, 1995 was $185,000. The Company may increase or decrease its use of the facility on a monthly basis subject to the availability of sufficient trade receivables and the facility's maximum amount ($225,000). As of December 31, 1995, the Company had $20,474 in excess availability under the facility.

 Other

  Other long-term debt consists of various industrial revenue bonds and other debt instruments with interest rates ranging from approximately 4.0% to 9.0%. Annual mandatory principal payments are required through 2004.

 Other Information

  Maturities of long-term debt are $18,639, $23,709, $28,531, $52,800 and
$252,800 for years 1996 through 2000, respectively.

                     FURNITURE BRANDS INTERNATIONAL, INC.

10. COMMON STOCK

  The Company's restated certificate of incorporation includes authorization to issue up to 100.0 million shares of common stock with a $1.00 per share stated value. As of December 31, 1995, 50,120,079 shares of common stock were issued and outstanding. It is not presently anticipated that dividends will be paid on common stock in the foreseeable future and certain of the debt instruments to which the Company is a party restrict the payment of dividends.

  Shares of common stock were reserved for the following purposes at December 31, 1995:

                                                                NUMBER OF SHARES
                                                                ----------------
      Common stock options:
        Granted................................................     2,498,000
        Available for grant....................................       740,000
      Common stock warrants....................................     6,907,198
                                                                   ----------
                                                                   10,145,198
                                                                   ==========

  Under the Company's 1992 Stock Option Plan, certain key employees may be granted nonqualified options, incentive options or combinations thereof. Nonqualified and incentive options may be granted to expire up to ten years after the date of grant. Options granted become exercisable at varying dates depending upon the achievement of certain performance targets and/or the passage of certain time periods.

  The 1992 Stock Option Plan authorizes grants of options to purchase common shares at less than fair market value on the date of grant. During 1993, an option grant of 250 thousand common shares was made by the Company at less than market value resulting in a credit to paid-in capital and a charge to compensation expense of approximately $1.0 million.

  Changes in options granted and outstanding are summarized as follows:

                               YEAR ENDED                YEAR ENDED               YEAR ENDED
                            DECEMBER 31, 1993        DECEMBER 31, 1994         DECEMBER 31, 1995
                         ------------------------ ------------------------- ------------------------
                          SHARES    AVERAGE PRICE   SHARES    AVERAGE PRICE  SHARES    AVERAGE PRICE
                         ---------  ------------- ----------  ------------- ---------  -------------
Beginning of period..... 2,500,000      $7.00      2,915,000      $7.39     2,643,000      $4.64
Granted.................   461,000       9.58        917,000       7.85       125,000       6.42
Exercised...............    (4,000)      7.00        (71,250)      7.00       (43,000)      3.38
Canceled................   (42,000)      7.92     (1,117,750)      7.82      (227,000)      4.68
                         ---------                ----------                ---------
End of period........... 2,915,000      $7.39      2,643,000      $4.64     2,498,000      $4.75
                         =========      =====     ==========      =====     =========      =====
Exercisable at end of
 period.................   586,750                   954,750                1,346,750
                         =========                ==========                =========

  As a result of the November 17, 1994 distribution of the common stock of The Florsheim Shoe Company and Converse Inc. to the Company's shareholders, options granted to the employees of those operating companies were canceled. In addition, the exercise prices of the remaining options were adjusted to reflect the distribution in accordance with the antidilution provisions of the 1992 Stock Option Plan.

  As of December 31, 1995, the Company had outstanding approximately 6.9 million warrants to purchase common stock. Each warrant entitles the holder thereof to purchase one share of common stock at $7.13 per share (as adjusted for the November 17, 1994 distribution to shareholders of the Company's former footwear segment). The warrants, which expire on August 3, 1999, were issued in two series; Series 1 warrants include a five year call protection, whereas Series 2 warrants do not include such a feature. All other terms and conditions of the two series of warrants are identical. The warrants trade on the over-the-counter market.

                     FURNITURE BRANDS INTERNATIONAL, INC.

11. INCOME TAXES

  Income tax expense was comprised of the following:

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1993     1994     1995
                                                     -------  -------  -------
      Current:
        Federal....................................  $11,788  $10,095  $20,499
        State and local............................    3,167    2,909    2,527
                                                     -------  -------  -------
                                                      14,955   13,004   23,026
      Deferred.....................................      969    7,904     (211)
                                                     -------  -------  -------
                                                     $15,924  $20,908  $22,815
                                                     =======  =======  =======

  The following table reconciles the differences between the Federal corporate statutory rate and the Company's effective income tax rate:

                                                     YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1993     1994     1995
                                                     -------  -------  -------
      Federal corporate statutory rate.............     35.0%    35.0%    35.0%
      State and local income taxes, net of Federal
       tax benefit.................................      4.2      2.9      2.6
      Amortization of excess reorganization value..      6.8      5.2      4.5
      Other........................................     (3.3)    (0.3)    (2.1)
                                                     -------  -------  -------
      Effective income tax rate....................     42.7%    42.8%    40.0%
                                                     =======  =======  =======

  The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

                                            DECEMBER 31, 1994 DECEMBER 31, 1995
                                            ----------------- -----------------
      Deferred tax assets:
        Employee postretirement benefits
         other than pensions..............      $    833          $  10,954
        Expense accruals..................         6,109              9,267
        Valuation reserves................         3,027              5,147
        Inventory costs capitalized.......         1,534              1,785
        Other.............................         1,571                919
                                                --------          ---------
          Total gross deferred tax
           assets.........................        13,074             28,072
        Valuation allowance...............           --                 --
                                                --------          ---------
          Total net deferred tax assets...        13,074             28,072
      Deferred tax liabilities:
        Fair value adjustments............       (70,690)           (84,263)
        Employee pension plans............        (6,139)            (1,990)
        Depreciation......................        (4,441)            (9,029)
        Other.............................        (7,575)            (8,350)
                                                --------          ---------
          Total deferred tax liabilities..       (88,845)          (103,632)
                                                --------          ---------
          Net deferred tax liabilities....      $(75,771)         $ (75,560)
                                                ========          =========

                     FURNITURE BRANDS INTERNATIONAL, INC.

  The net deferred tax liabilities are included in the consolidated balance sheets as follows:

                                            DECEMBER 31, 1994 DECEMBER 31, 1995
                                            ----------------- -----------------
        Prepaid expenses and other current
         assets...........................      $ 11,292          $ 14,328
        Other long-term liabilities.......       (87,063)          (89,888)
                                                --------          --------
                                                $(75,771)         $(75,560)
                                                ========          ========

  The Federal income tax returns of the Company and its major subsidiaries have been examined by the Internal Revenue Service ("IRS") through February 23, 1991.

12. EMPLOYEE BENEFITS

  The Company sponsors or contributes to retirement plans covering substantially all employees. The total cost of all plans for 1993, 1994 and 1995 was $5,716, $6,303 and $7,070, respectively.

 Company-Sponsored Defined Benefit Plans

  Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

  It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of the Company-sponsored defined benefit plans.

                                           DECEMBER 31, 1994 DECEMBER 31, 1995
                                           ----------------- -----------------
      Actuarial present value of benefit
       obligations:
        Vested benefit obligation.........     $179,006          $217,879
                                               ========          ========
        Accumulated benefit obligation....     $182,903          $222,256
                                               ========          ========
        Projected benefit obligation......     $202,148          $254,815
      Plan assets at fair value...........      217,535           252,810
                                               --------          --------
      Projected benefit obligation less
       than (greater than) plan assets....       15,387            (2,005)
      Unrecognized net loss...............        3,886             5,211
      Unrecognized prior service cost.....         (515)            1,267
                                               --------          --------
      Prepaid pension cost................     $ 18,758          $  4,473
                                               ========          ========

  Net periodic pension cost for 1993, 1994 and 1995 includes the following components:

                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1993      1994      1995
                                                 --------  --------  --------
      Service cost-benefits earned during the
       period................................... $  4,575  $  4,758  $  3,544
      Interest cost on the projected benefit
       obligation...............................   12,818    13,682    17,005
      Actual return on plan assets..............  (16,863)     (159)  (49,272)
      Net amortization and deferral.............    1,377   (16,297)   31,566
                                                 --------  --------  --------
      Net periodic pension cost................. $  1,907  $  1,984  $  2,843
                                                 ========  ========  ========

                     FURNITURE BRANDS INTERNATIONAL, INC.

  Employees are covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. Monthly retirement benefits are based upon service and pay with employees becoming vested upon completion of five years of service.

  The expected long-term rate of return on plan assets was 8.0%-9.5% in 1993 and 1994 and 8.5% in 1995. Measurement of the projected benefit obligation was based upon a weighted average discount rate of 7.25%, 8.0% and 7.25% and a long-term rate of compensation increase of 4.5%, 4.5% and 4.5% for 1993, 1994 and 1995, respectively.

 Other Retirement Plans and Benefits

  In addition to defined benefit plans, the Company makes contributions to a defined contribution plan and sponsors employee savings plans. The cost of these plans is included in the total cost for all plans reflected above.

  In addition to pension and other supplemental benefits, certain employees and retirees are currently provided with specified health care and life insurance benefits. Eligibility requirements generally state that benefits are available to employees who retire after a certain age with specified years of service if they agree to contribute a portion of the cost. The Company has reserved the right to modify or terminate these benefits. Health care and life insurance benefits are provided to both retired and active employees through medical benefit trusts, third-party administrators and insurance companies.

  The following table sets forth the financial status of postretirement benefits other than pensions as of December 31, 1995. Until the acquisition of Thomasville as of December 29, 1995, postretirement benefits other than pensions were considered immaterial and not previously reported.

                                                             DECEMBER 31, 1995
                                                             -----------------
      Accumulated postretirement benefit obligation:
        Retirees............................................      $ 9,546
        Fully eligible plan participants....................        2,094
        Other active plan participants......................       20,181
                                                                  -------
            Total...........................................       31,821
      Plan assets at fair value.............................          --
                                                                  -------
      Accumulated postretirement benefit obligation in ex-
       cess of plan assets..................................       31,821
      Unrecognized net gain.................................           85
                                                                  -------
      Accrued postretirement benefit obligation.............      $31,906
                                                                  =======

  For measurement purposes, a 11.0% annual rate of increase in the cost of health care benefits for pre-age 65 retirees and 11.0% for post-age 65 retirees was assumed for 1995. For 1995, the rates are assumed to decrease gradually to 6.0% in the year 2000 and remain at those levels thereafter. Increasing the assumed health care cost trend rates by one point in each year would have resulted in an increase in the accumulated postretirement benefit obligation as of December 31, 1995 of approximately $3,098 and the net periodic cost by $6 for the year.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1995.

                     FURNITURE BRANDS INTERNATIONAL, INC.

13. LEASE COMMITMENTS

  Certain of the Company's real properties and equipment are operated under lease agreements expiring at various dates through the year 2005. Leases covering equipment generally require, in addition to stated minimums, contingent rentals based on usage. Generally, the leases provide for renewal for various periods at stipulated rates.

  Rental expense under operating leases was as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
      Basic rentals..................................... $10,704 $11,553 $11,516
      Contingent rentals................................     570     385     779
                                                         ------- ------- -------
                                                          11,274  11,938  12,295
      Less sublease rentals.............................     132      54      54
                                                         ------- ------- -------
                                                         $11,142 $11,884 $12,241
                                                         ======= ======= =======

  Future minimum lease payments under operating leases, reduced by minimum rentals from subleases of $616 at December 31, 1995, aggregate $36,023. Annual minimum payments under operating leases are $10,715, $7,840, $6,470, $5,005 and $2,852 for 1996 through 2000, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company considers the carrying amounts of cash and cash equivalents, receivables and accounts payable to approximate fair value because of the short maturity of these financial instruments.

  Amounts outstanding under the Secured Credit Agreement and Receivables Securitization Facility are also considered to be carried on the financial statements at their estimated fair values because they were entered into recently and both accrue interest at rates which generally fluctuate with interest rate trends.

  Amounts outstanding under the other long-term debt is considered special purpose financing as an incentive to acquire specific real estate and for settlement of certain claims. Accordingly, the Company believes the carrying amounts approximate fair value given the circumstances under which such financings were acquired.

15. GAIN ON INSURANCE SETTLEMENT

  On November 20, 1994, an explosion and fire destroyed a particleboard plant owned and operated by the Company. During 1995, the Company rebuilt the plant with proceeds received from the insurance settlement. As a result thereof, a gain on insurance settlement, totaling $7,882 (representing the insurance proceeds received minus the book value of the assets destroyed), was recorded during the fourth quarter of 1995. The gain includes all costs associated with the claim with no further expenses or liability anticipated.

16. LITIGATION

  The Company is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In the opinion of management, the ultimate liability, if any, of the Company from all such proceedings will not have a material adverse effect upon the consolidated financial position or results of operations of the Company and its subsidiaries.

                      FURNITURE BRANDS INTERNATIONAL, INC.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Following is a summary of unaudited quarterly information:

                             FIRST          SECOND         THIRD         FOURTH
                            QUARTER        QUARTER        QUARTER        QUARTER
                         -------------- -------------- -------------- -------------
Year ended December 31,
 1994:
  Net sales............. $      268,753 $      272,203 $      254,496 $     277,244
  Gross profit..........         74,184         75,894         71,697        76,937
  Net earnings:
    Continuing opera-
     tions..............          5,908          5,863          5,366        10,796
    Discontinued opera-
     tions..............          9,769          5,480          7,042       (11,952)
      Total............. $       15,677 $       11,343 $       12,408 $      (1,156)
  Net earnings per com-
   mon share--primary
   and fully diluted:
    Continuing opera-
     tions.............. $         0.11 $         0.12 $         0.10 $        0.21
    Discontinued opera-
     tions..............           0.19           0.10           0.14         (0.23)
      Total............. $         0.30 $         0.22 $         0.24 $       (0.02)
  Common stock price
   range (High-Low)..... $15 3/4-13 1/8 $14 7/8-12 3/8 $15 3/4-13 3/4 $14 7/8-6 1/8
                         ============== ============== ============== =============
Year ended December 31,
 1995:
  Net sales............. $      285,904 $      250,336 $      258,626 $     279,023
  Gross profit..........         76,349         67,399         70,557        76,932
  Net earnings:
    Continuing opera-
     tions..............          7,743          5,487          6,196        14,797
    Extraordinary item..            --             --             --         (5,815)
      Total............. $        7,743 $        5,487 $        6,196 $       8,982
  Net earnings per com-
   mon share--primary:
    Continuing opera-
     tions.............. $         0.15 $         0.11 $         0.12 $        0.29
    Extraordinary item..            --             --             --          (0.11)
      Total............. $         0.15 $         0.11 $         0.12 $        0.18
  Net earnings per com-
   mon share--fully di-
   luted:
    Continuing opera-
     tions.............. $         0.15 $         0.11 $         0.12 $        0.27
    Extraordinary item..            --             --             --          (0.11)
      Total............. $         0.15 $         0.11 $         0.12 $        0.16
  Common stock price
   range (High-Low)..... $  7 1/8-6 1/8 $  6 7/8-5 3/4 $  8 1/8-5 3/4 $     9 1/8-7
                         ============== ============== ============== =============

  The 1994 fourth quarter common stock price range reflects the impact of the November 17, 1994 distribution of the discontinued operations to the Company's shareholders.

  The Company has not paid cash dividends on its common stock during the two years ended December 31, 1995. The closing market price of the Company's common stock on December 31, 1995 was $9.00 per share.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                           SEPTEMBER 30, 1996
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
                         ASSETS
Current assets:
  Cash and cash equivalents.............................       $   21,456
  Receivables, less allowance of $25,349................          292,669
  Inventories (Note 3)..................................          280,977
  Prepaid expenses and other current assets.............           17,608
                                                               ----------
    Total current assets................................          612,710
Property, plant and equipment...........................          410,553
  Less accumulated depreciation.........................          114,763
                                                               ----------
    Net property, plant and equipment...................          295,790
Intangible assets.......................................          345,383
Other assets............................................           14,682
                                                               ----------
                                                               $1,268,565
                                                               ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other accrued expenses...........       $  150,937
  Accrued interest expense..............................            2,461
                                                               ----------
    Total current liabilities...........................          153,398
Long-term debt, less current maturities.................          578,600
Other long-term liabilities.............................          133,626
Shareholders' equity:
  Preferred stock, authorized 10,000,000 shares, no par
   value--issued, none..................................              --
  Common stock, authorized 100,000,000 shares, $1.00
   stated value (no par value)--issued 61,426,281 shares
   at September 30, 1996 (Note 4).......................           61,426
  Paid-in capital.......................................          279,273
  Retained earnings.....................................           62,242
                                                               ----------
    Total shareholders' equity..........................          402,941
                                                               ----------
                                                               $1,268,565
                                                               ==========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                   -----------------------
                                                      1995        1996
                                                   ----------- -----------
                                                   (DOLLARS IN THOUSANDS,
                                                   EXCEPT PER SHARE DATA)
Net sales......................................... $   794,866 $ 1,262,610
Costs and expenses:
  Cost of operations..............................     562,479     913,207
  Selling, general and administrative expenses....     149,101     214,038
  Depreciation and amortization (includes $11,836
   and $12,277 related to fair value
   adjustments)...................................      28,387      41,411
                                                   ----------- -----------
Earnings from operations..........................      54,899      93,954
Interest expense..................................      25,409      35,672
Other income, net.................................       3,352       1,978
                                                   ----------- -----------
Earnings before income tax expense and
 extraordinary item...............................      32,842      60,260
Income tax expense................................      13,416      23,467
                                                   ----------- -----------
Net earnings before extraordinary item............      19,426      36,793
Extraordinary item--early extinguishment of debt,
 net of tax benefit...............................         --       (7,417)
                                                   ----------- -----------
Net earnings...................................... $    19,426 $    29,376
                                                   =========== ===========
Net earnings per common share--primary:
  Net earnings before extraordinary item..........        0.38        0.60
  Extraordinary item--early extinguishment of
   debt...........................................         --        (0.12)
                                                   ----------- -----------
  Net earnings per common share--primary.......... $      0.38 $      0.48
                                                   =========== ===========
Net earnings per common share--fully diluted:
  Net earnings before extraordinary item.......... $      0.38 $      0.59
  Extraordinary item--early extinguishment of
   debt...........................................         --        (0.12)
                                                   ----------- -----------
  Net earnings per common share--fully diluted.... $      0.38 $      0.47
                                                   =========== ===========
Weighted Average Common and Common Equivalent
 Shares Outstanding:
  Primary.........................................  50,597,623  61,227,139
                                                   =========== ===========
  Fully Diluted...................................  51,403,855  62,764,804
                                                   =========== ===========


          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                          NINE MONTHS ENDED
                                                            SEPTEMBER 30,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
  Net earnings........................................  $   19,426  $    29,376
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Net loss on early extinguishment of debt .........         --         7,417
    Depreciation of property, plant and equipment.....      21,087       32,406
    Amortization of intangible and other assets.......       7,300        9,005
    Noncash interest expense..........................       1,670        1,756
    Increase in receivables...........................      (4,085)     (16,553)
    Increase in inventories...........................      (2,386)     (11,300)
    Decrease in prepaid expenses and intangible and
     other assets.....................................       2,783       17,179
    Increase in accounts payable, accrued interest
     expense and other accrued expenses...............      25,250       42,502
    Decrease in net deferred tax liabilities..........      (3,173)        (605)
    Decrease in other long-term liabilities...........         (13)     (16,010)
                                                        ----------  -----------
  Net cash provided by operating activities...........      67,859       95,173
                                                        ----------  -----------
Cash Flows from Investing Activities:
  Proceeds from the disposal of assets................         147        2,140
  Additions to property, plant and equipment..........     (12,311)     (23,930)
                                                        ----------  -----------
  Net cash used by investing activities...............     (12,164)     (21,790)
                                                        ----------  -----------
Cash Flows from Financing Activities:
  Payments for debt issuance costs....................         --        (4,630)
  Additions to long-term debt.........................         --       380,000
  Payments of long-term debt..........................     (23,875)    (524,279)
  Proceeds from sale of common stock..................         --        81,292
  Proceeds from the issuance of common stock..........         199        9,239
  Payments for the repurchase of common stock war-
   rants..............................................      (2,789)     (19,961)
                                                        ----------  -----------
  Net cash used by financing activities...............     (26,465)     (78,339)
                                                        ----------  -----------
Net increase (decrease) in cash and cash equivalents..      29,230       (4,956)
Cash and cash equivalents at beginning of period......      32,145       26,412
                                                        ----------  -----------
Cash and cash equivalents at end of period............  $   61,375  $    21,456
                                                        ==========  ===========
Supplemental Disclosure:
  Cash payments for income taxes, net.................  $    6,549  $    20,225
                                                        ==========  ===========
  Cash payments for interest expense..................  $   22,548  $    32,834
                                                        ==========  ===========

          See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) The financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the management of the Company considers necessary for a fair presentation of the results of the period. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year.

(2) In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost under the provisions of Accounting Principles Board Opinion No. 25 ("Opinion No. 25") with pro forma disclosures of net income and earnings per share as if the fair value method had been applied. The Company adopted SFAS No. 123 as of January 1, 1996 and has elected to, as permitted under the statement, continue recognition of compensation costs under the provisions of Opinion No. 25 with appropriate disclosure, if material. The effect on net earnings for the nine-month period ended September 30, 1996 is not material and, accordingly, no disclosure has been made. Further, based on current and anticipated use of stock options for the foreseeable future, it is not envisioned that the impact of the pronouncement would be material in subsequent periods.

(3) Inventories are summarized as follows:

                                                            SEPTEMBER 30, 1996
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
      Finished products..................................        $124,094
      Work-in-process....................................          54,017
      Raw materials......................................         102,866
                                                                 --------
                                                                 $280,977
                                                                 ========

(4) On March 1, 1996, the Company completed its offering of ten million common shares generating net cash proceeds of $81.3 million which were used to repay long-term debt. This long-term debt payment was applied in reverse order of maturity to the term loan "C" facility of the Company's secured credit agreement.

(5) In February 1996, the Company entered into interest rate swap agreements with two financial institutions to reduce the impact of changes in interest rates on its floating rate long-term debt. The two agreements, having a total notional principal amount of $300.0 million, mature in three years. The swap agreements effectively convert a portion of the Company's floating rate long-term debt to a fixed rate. The Company pays the counterparties a fixed rate of 5.14% per annum and receives payments based upon the floating three month London interbank offered rate (LIBOR). The Company is exposed to credit loss in the event of nonperformance by the counterparties; however, the Company does not anticipate nonperformance by the counterparties.

(6) On September 6, 1996, the Company refinanced its secured credit agreement. The new secured credit agreement is a five-year, reducing revolving credit facility with an initial commitment totaling $475.0 million. The revolving credit facility has no mandatory principal payments; however, the commitment is reduced to $400.0 million on September 30, 1999, $300.0 million on September 29, 2000, with remaining commitment maturing on September 15, 2001.

  The revolving credit facility allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $60.0 million, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding. On September 30, 1996, $365.0 million in cash borrowings were outstanding under the revolving credit facility.

    Cash borrowings under the revolving credit facility bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and Eurodollar rate is subject to adjustment based upon certain financial performance ratios. At September 30, 1996, all cash borrowings were Eurodollar loans having an interest rate of 6.375%, which included an applicable margin of 0.875%.

(7) In conjunction with the September 6, 1996 refinancing of the secured credit agreement, the Company charged to results of operations $7.4 million, net of taxes of $4.5 million, representing the deferred financing fees and expenses pertaining to such credit facilities. The charge was recorded as an extraordinary item.

                         INDEPENDENT AUDITORS' REPORT

  We have examined the pro forma adjustments reflecting the transactions described in the notes to the pro forma condensed consolidated financial statements (the "Notes") and the application of those adjustments to the historical amounts in the accompanying pro forma condensed consolidated statement of operations of Furniture Brands International, Inc. (the "Company") for the year ended December 31, 1995. The historical condensed consolidated statement of operations is derived from the historical consolidated statement of operations of the Company, which was audited by us appearing elsewhere herein. The historical condensed consolidated statement of operations of Thomasville Furniture Industries, Inc. ("Thomasville") is derived from the historical consolidated statement of operations of Thomasville which was audited by us and incorporated by reference herein. Such pro forma adjustments are based upon management's assumptions described in the Notes. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.

  The objective of this pro forma condensed financial information is to show what the significant effects on the historical information might have been had these transactions occurred at an earlier date. However, the pro forma condensed consolidated statement of operations is not necessarily indicative of the results of operations that would have been attained had the above-mentioned transactions actually occurred earlier.

  In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the Notes, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns reflect the proper application of those adjustments to the historical consolidated financial statement amounts in the pro forma condensed consolidated statement of operations for the year ended December 31, 1995.

                                          KPMG Peat Marwick LLP

St. Louis, Missouri
September 25, 1996

           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

  The following pro forma condensed consolidated statement of operations reflects the acquisition of Thomasville, which was consummated on December 29, 1995, the incurrence of indebtedness by the Company in connection therewith and in connection with the refinancing of a portion of the Company's then-existing indebtedness, the sale of 10,000,000 shares of Common Stock completed on March 1, 1996 and the application of the net proceeds therefrom ($81.3 million), in each case as if each of such transactions had occurred on January 1, 1995.

  The pro forma condensed consolidated statement of operations should be read in connection with the historical financial statements of the Company and Thomasville presented elsewhere in this Prospectus or incorporated herein by reference.

  Management believes that the assumptions used provide a reasonable basis on which to present the pro forma condensed consolidated statement of operations. The pro forma condensed consolidated statement of operations is presented for informational purposes only and is not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been if the foregoing transactions had actually been consummated as of such dates. In addition, the pro forma condensed consolidated statement of operations does not give effect to profit improvement opportunities, if any, which may be realized by the Company as a result of the acquisition of Thomasville.

  The pro forma condensed statement of operations has been prepared on the basis of assumptions described in the notes thereto and include assumptions relating to the allocation of the consideration paid for the Thomasville acquisition to its respective assets and liabilities based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the pro forma condensed consolidated financial statements after valuations and other studies to be performed pursuant to post-closing adjustments related to the acquisition have been completed.

                                    YEAR ENDED DECEMBER 31, 1995
                           ---------------------------------------------------
                                                       PRO FORMA
                           THE COMPANY    THOMASVILLE ADJUSTMENTS   PRO FORMA
                           -----------    ----------- -----------   ----------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales................  $1,073,889      $550,227     $   --      $1,624,116
Costs and expenses:
 Cost of operations......     760,393       428,497       1,252(a)   1,190,142
 Selling, general and         198,321        70,661       3,600 (b)
  administrative                                         (1,159)(c)
  expenses...............                                              271,423
 Restructuring charges...         --            404        (404)(d)        --
 Depreciation and              36,104(k)     12,557        (257)(e)
  amortization...........                                 2,644 (f)
                                                          1,005 (g)     52,053(k)
                           ----------      --------     -------     ----------
Earnings from opera-
 tions...................      79,071        38,108      (6,681)       110,498
Interest expense.........      33,845        12,919       5,246 (h)     52,010
Other income, net:
 Gain on insurance
  settlement.............       7,882           --          --           7,882
 Other...................       3,930         2,049      (1,876)(i)      4,103
                           ----------      --------     -------     ----------
Earnings before income
 tax expense.............      57,038        27,238     (13,803)        70,473
Income tax expense.......      22,815        10,773      (5,280)(j)     28,308
                           ----------      --------     -------     ----------
Net earnings from contin-
 uing operations.........  $   34,223      $ 16,465     $(8,523)    $   42,165
                           ==========      ========     =======     ==========
Net earnings per common
 share from continuing
 operations (fully
 diluted)................  $     0.65(k)                            $     0.68(k)
                           ==========                               ==========
Weighted average common
 and common equivalent
 shares outstanding
 (in thousands) (fully
 diluted)................      52,317                                   62,317

--------
(a) Adjusted to reflect cost of sales based upon first-in, first-out method of accounting for inventory from the last-in, first-out method used by Thomasville in 1995.
(b) Adjusted to reflect the estimated pension expense to the Company associated with the formation of the new Thomasville pension plan.
(c) Adjusted to reflect the reversal of expenses incurred by Thomasville for certain of its employee benefit plans, which were discontinued at the time of the acquisition by the Company.
(d) Adjusted to reflect the reversal of Thomasville's nonrecurring restructuring charge of $404 in 1995 relating primarily to severance payments for employees who did not continue as employees after the acquisition of Thomasville.
(e) Adjusted to reverse the amortization of Thomasville's historical excess of cost over net assets acquired for the period prior to the acquisition of Thomasville by the Company.
(f) Adjusted to reflect the amortization of the excess of cost over net assets of Thomasville acquired by the Company.
(g) Adjusted to reflect increased depreciation expense to the Company resulting from recording property, plant and equipment of Thomasville at estimated fair value.
(h) Adjusted to reflect increased interest expense to the Company of $12,927 related to borrowings under its secured credit agreement and receivables securitization facility in connection with the acquisition of Thomasville and further adjusted to reflect reduced interest expense of $7,681 for the application of the net proceeds of the 1996 Company Equity Sale to repay a portion of such indebtedness.
(i) Adjusted to reflect reduction in interest income of the Company attributable to cash used by the Company to finance the Thomasville acquisition.
(j) Adjusted to record the income tax effect of all adjustments at a combined statutory rate of 38.25%.
(k) Includes $15,922 related to the 1992 asset revaluation. This item resulted in a reduction of $12,470 in net earnings from continuing operations and a reduction of $0.24 per share (fully diluted) and $0.20 per share (fully diluted) in net earnings per common share and pro forma net earnings per common share, respectively. See Note 3 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                      [LOGO OF THOMASVILLE APPEARS HERE]



[ARTWORK APPEARS HERE]                           [ARTWORK APPEARS HERE]

Stylish casual and exceedingly              Thomasville's collection of home
comfortable design leadership is            entertainment units meets the
fueling growth in upholstery                growing demand for home theater and
and occasional furniture as shown by        contemporary entertainment systems.
the Signature collection.


[ARTWORK APPEARS HERE]                           [ARTWORK APPEARS HERE]

Shelter magazine ads like                   The elegant Grand Classics
this featured Elysee collection             collection appeals to consumers
bedroom represent the                       who want a more sophisticated home.
Thomasville brand effectively               The collection is part of a wide
in more than a dozen publications.          assortment of case goods in major
                                            style categories.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Historical and Pro Forma Financial Information.....  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  35
Certain Transactions.....................................................  36
Selling Stockholders.....................................................  36
Description of Capital Stock.............................................  37
Certain U.S. Tax Consequences to Non-U.S. Stockholders...................  39
Underwriting.............................................................  42
Legal Matters............................................................  44
Experts..................................................................  44
Available Information....................................................  45
Incorporation of Certain Documents by Reference..........................  45
Index to Consolidated and Pro Forma Financial Statements................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                            10,000,000 SHARES



                               Furniture Brands
                                INTERNATIONAL



                                 Common Stock


                   [LOGO APPEARS HERE] Broyhill

                                     Lane

                                 Thomasville


                                   --------

                                  PROSPECTUS

                               NOVEMBER  , 1996

                                   --------

                               SMITH BARNEY INC.

                                CS FIRST BOSTON

                            DILLON, READ & CO. INC.

                              MERRILL LYNCH & CO.

                          WHEAT FIRST BUTCHER SINGER


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                   [INTERNATIONAL PROSPECTUS ALTERNATE PAGE]

              SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1996
PROSPECTUS

                             10,000,000 SHARES

                              Furniture Brands
                                INTERNATIONAL

                                 COMMON STOCK
                                   --------

[LOGO APPEARS HERE] Broyhill         Lane             Thomasville

      All of the shares of Common Stock, no par value (the "Common Stock"), of Furniture Brands International, Inc. (the "Company") offered hereby are being sold by the Selling Stockholders, as defined herein. The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. Of the 10,000,000 shares of Common Stock offered hereby, a total of 2,000,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Offering") by the Managers (as defined) and a total of 8,000,000 shares are being offered by the U.S. Underwriters (as defined) in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The Common Stock is listed on the New York Stock Exchange under the symbol "FBN." On November 18, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $12 1/4 per share.

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                  --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
  CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   UNDERWRITING         PROCEEDS TO
                 PRICE TO          DISCOUNTS AND          SELLING
                  PUBLIC          COMMISSIONS(1)      STOCKHOLDERS(2)
---------------------------------------------------------------------
Per Share        $                  $                     $
---------------------------------------------------------------------
Total(3)        $                  $                     $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1)  For information regarding indemnification of the U.S. Underwriters and the Managers, see "Underwriting."
 (2)  Before deducting expenses estimated at $    payable by the Company.

 (3) The Selling Stockholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions
      and Proceeds to the Selling Stockholders will be $  , $   and $  ,
      respectively.

                                   --------

      The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about November , 1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                              --------
SMITH BARNEY INC.
          CS FIRST BOSTON
                      DILLON, READ & CO. INC.
                                   MERRILL LYNCH INTERNATIONAL
                                                     WHEAT FIRST BUTCHER SINGER

November  , 1996

                   [INTERNATIONAL PROSPECTUS ALTERNATE PAGE]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Historical and Pro Forma Financial Information.....  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  35
Certain Transactions.....................................................  36
Selling Stockholders.....................................................  36
Description of Capital Stock.............................................  37
Certain U.S. Tax Consequences to Non-U.S. Stockholders...................  39
Underwriting.............................................................  42
Legal Matters............................................................  44
Experts..................................................................  44
Available Information....................................................  45
Incorporation of Certain Documents by Reference..........................  45
Index to Consolidated and Pro Forma Financial Statements................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             10,000,000 SHARES



                               Furniture Brands
                                INTERNATIONAL



                                 Common Stock



                  [LOGO APPEARS HERE] Broyhill

                                     Lane

                                 Thomasville


                                    -------

                                   PROSPECTUS

                                NOVEMBER  , 1996

                                    -------

                               SMITH BARNEY INC.

                                CS FIRST BOSTON

                            DILLON, READ & CO. INC.

                          MERRILL LYNCH INTERNATIONAL

                           WHEAT FIRST BUTCHER SINGER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby, other than underwriting discounts and commissions:

  Securities and Exchange Commission filing fee....................... $ 59,842
  National Association of Securities Dealers, Inc. filing fee.........   20,248
  Printing expenses...................................................  160,000
  Legal fees and expenses.............................................  100,000
  Accounting fees and expenses........................................  100,000
  Blue sky filing fees and expenses (including counsel fees)..........    5,000
  Miscellaneous expenses..............................................    4,910
                                                                       --------
  Total............................................................... $450,000
                                                                       ========

15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 ("Section 145") of the Delaware General Corporation Law permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

  The Company's By-laws contain provisions for indemnification of directors, officers, employees and agents which are substantially the same as Section 145 and also permit the Company to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the foregoing provision of the By-laws. The Company maintains such insurance.

  Certain of the directors and former directors of the Company have entered into and are the beneficiaries of indemnification agreements with the Company. These agreements provide indemnity protection for such persons which is substantially the same as that authorized by the Delaware General Corporation Law and provided for in the Company's By-Laws.

  The Underwriting Agreement, included as Exhibit 1 hereto, provides that each of the Underwriters will indemnify the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS

 1(a) Form of U.S. Underwriting Agreement.**
 1(b) Form of International Underwriting Agreement.**
 3(a) Restated Certificate of Incorporation of the Company, as amended
      (incorporated by reference to Exhibit 3(a) to the Company's Report on
      Form 10-Q for the quarter ended September 30, 1996).
 3(b) By-Laws of the Company revised and amended to April 23, 1996
      (incorporated by reference to Exhibit 3(b) to the Company's Report on
      Form 10-Q for the quarter ended September 30, 1996).
 5    Opinion of Morgan, Lewis & Bockius LLP as to the validity of the securities.**
 23.1 Consents of KPMG Peat Marwick LLP.*
 23.2 Consent of Morgan, Lewis & Bockius LLP (included in exhibit 5).**
 24   Powers of Attorney.**

--------
 * Filed herewith.
** Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan, annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE COUNTY OF ST. LOUIS, STATE OF MISSOURI ON NOVEMBER 19, 1996.

                                          FURNITURE BRANDS INTERNATIONAL, INC.

                                          By:   /s/ Wilbert G. Holliman, Jr.
                                             ---------------------------------
                                            WILBERT G. HOLLIMAN, JR. PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED BELOW.

              SIGNATURE                        TITLE                 DATE

    /s/ Wilbert G. Holliman, Jr.       President, Chief          November 19, 1996
-------------------------------------   Executive Officer
      WILBERT G. HOLLIMAN, JR.          and Director

         /s/ David P. Howard           Vice-President and        November 19, 1996
-------------------------------------   Chief Financial
           DAVID P. HOWARD              Officer

        /s/ Steven W. Alstadt          Controller and Chief      November 19, 1996
-------------------------------------   Accounting Officer
          STEVEN W. ALSTADT

                  *                    Director                  November 19, 1996
-------------------------------------
            LEON D. BLACK

                  *                    Director                  November 19, 1996
-------------------------------------
          MICHAEL S. GROSS

                  *                    Director                  November 19, 1996
-------------------------------------
           JOHN J. HANNAN

                  *                    Director                  November 19, 1996
-------------------------------------
          JOSHUA J. HARRIS

                  *                    Director                  November 19, 1996
-------------------------------------
           BRUCE A. KARSH

                  *                    Director                  November 19, 1996
-------------------------------------
           JOHN H. KISSICK

              SIGNATURE                         TITLE                DATE

                  *                     Director                 November 19, 1996
-------------------------------------
          DONALD E. LASATER

                  *                     Director                 November 19, 1996
-------------------------------------
           LEE M. LIBERMAN

                  *                     Director                 November 19, 1996
-------------------------------------
          RICHARD B. LOYND

                  *                     Director                 November 19, 1996
-------------------------------------
            MARC J. ROWAN

                  *                     Director                 November 19, 1996
-------------------------------------
          JOHN J. RYAN, III

                  *                     Director                 November 19, 1996
-------------------------------------
          MICHAEL D. WEINER


*By:  /s/ Lynn Chipperfield
     --------------------------------
 LYNN CHIPPERFIELD, ATTORNEY-IN-FACT

       NOVEMBER 19, 1996

                                 EXHIBIT INDEX

 EXHIBIT NO.                         DESCRIPTION                           PAGE
 -----------                         -----------                           ----
  1(a)       Form of U.S. Underwriting Agreement.**
  1(b)       Form of International Underwriting Agreement.**
  3(a)       Restated Certificate of Incorporation of the Company
             (incorporated by reference to Exhibit 3(a) to the Company's
             Report on Form 10-Q for the quarter ended September 30,
             1996).
  3(b)       By-Laws of the Company revised and amended to April 23,
             1996 (incorporated by reference to Exhibit 3(b) to the
             Company's Report on Form 10-Q for the quarter ended
             September 30, 1996).
  5          Opinion of Morgan, Lewis & Bockius LLP as to the validity
             of the securities.**
 23.1        Consents of KPMG Peat Marwick LLP.*
 23.2        Consent of Morgan, Lewis & Bockius LLP (included in exhibit
             5).**
 24          Powers of Attorney.**

--------
 * Filed herewith.
** Previously filed.